U.S. SECURITIES AND EXCHANGE COMMISSION
FORM C COVER PAGE

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: Sterling Rhino Capital Equity Multiple CF Fund I LLC

Legal status of issuer:

    Form: Limited Liability Company
    Jurisdiction of Incorporation/Organization: Wyoming
    Date of organization: July 6, 2022

Physical address of issuer: 6824 19th St. W #159
                                  University Place, WA 98466

Website of issuer: www.sterlingrhinocapital.com/src-emf-cf-1/

Name of intermediary through which the offering will be conducted:

TycoonoInvest Portal LLC

CIK number of intermediary:
0001815196

SEC file number of intermediary:
007-00245

CRD number, if applicable, of intermediary:
310166

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is notavailable at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

Variable percentage ranging from 10.50% to 0.21% based on the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

No

Name of qualified third party "Escrow Agent" which the Offering will utilize

North Capital Private Securities

Type of security offered

Preferred LLC Membership Units

Target number of Securities to be offered

100,000 Units at the Minimum Offering Amount; 5,000,000 Units at the Maximum Offering Amount

Price (or method for determining price)

$1.00

Method for determining price:

Set by the Managing Member at $1.00 per Preferred LLC Membership Unit

Target offering amount

$100,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the issuer's discretion

Maximum offering amount (if different from target offering amount)

$5,000,000.00

Deadline to reach the target offering amount

February 28, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: None

	Period-ended June 30, 2022	Prior fiscal year-end
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 30, 2022

FORM C

STERLING RHINO CAPITAL EQUITY
MULTIPLE CF FUND I LLC

Up to $5,000,000 of Preferred LLC Membership
Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Sterling Rhino Capital Equity Multiple CF Fund I LLC, a Wyoming Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Preferred Membership Units of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through TycoonoInvest Portal LLC (the "Intermediary") utilizing the website tycooninvest.com. The Intermediary will be entitled to receive a variable percentage of the amount raised in the Offering ranging from 10.5% to 0.21%, based on the amount raised.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$105.00	$895.00
Aggregate Minimum Offering Amount	$100,000.00	$10,500.00	$89,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$10,500.00	$4,989,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive variable % of the amount raised in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.sterlingrhinocapital.com/src-emf-cf-1/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 30, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

DISCLAIMER OF PRESENTATIONS

The Company's officers may participate in presentations at various forums and in the course of the presentations may present certain business information to the persons in attendance (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY OF BUSINESS AND OFFERING

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is a Wyoming limited liability company that was formed on July 6, 2022. The Company's primary business location is 6824 19th St. W #159, University Place, WA, and its website address is: www.sterlingrhinocapital.com/src-emf-cf-1/. The Company was co-founded by Chris Roberts and Paul Wilcox.

The primary investment objective of the Company is to invest as a limited or general partner in investment funds whose own investment strategies include the investment in and development, ownership, operation and resale of income-producing residential real estate holdings, assets, and properties across the United States. The Company has identified six (6) development sites in the markets of Denver, CO, Colorado Springs, CO, and Phoenix, AZ, each of which markets are experiencing significant growth. The Company has pivoted from only buying existing structures to building rental properties in part due to the extremely high purchase prices and intense competition to acquire existing structures, which ultimately results in shrinking returns for our investors. Although construction timelines typically range from 24-36 months, the advantage to building rental properties is that the entity in which the Company has invested is not required to purchase the property from anyone when it is finished, and as the owner of the property the profit margin potential over the life of the asset is much greater. Additionally, rather than opening individual offerings for each project, we decided to create this fund which will spread your investments across a diverse group of projects in various markets, thus reducing your risk. Along with our partner Elevate Companies, the Company will leverage its large network of the best local architectural and design firms and contractors to create Class A luxury rental communities that includes all of the modern amenities and conveniences required to attract the high-income professionals to the downtown neighborhoods identified by the Company.

The company is projecting or targeting a 35% return upon dissolution of the fund. This is simply a projection, and not a guarantee. Cash will be distributed to investors either when the properties have positive cash flow or upon a refinance or sale that produces a profit. As for a total return, the Company estimates that the potential target will be 3.5x-4.5x. The Company's business model forecasts a combined estimated year 4 net operating income (before debt service) of $27.9 million on total revenue of $38.7 million. The Company is currently pre-revenue, but is ready to deploy the capital raised in this Offering to develop the projects described herein. The Company's management team and governance is in place.

The Offering

Minimum number of Preferred LLC Membership Units being offered	100,000
Total number of Preferred LLC Membership Units outstanding after Offering (If minimum amount reached)	100,000
Maximum amount of Preferred LLC Membership Units being offered	5,000,000
Total number of LLC Membership Units outstanding after Offering (If maximum amount reached)	5,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$1,000.00
Offering deadline	February 28, 2023
Use of proceeds	See the description of the use of proceeds on page 21 hereof.

RISK FACTORS

AN INVESTMENT IN THE COMPANY INVOLVES A NUMBER OF SIGNIFICANT RISKS. THE RISK FACTORS SET FORTH BELOW ARE THOSE THAT, AS OF THE DATE OF THIS OFFERING STATEMENT, THE COMPANY DEEMS TO BE THE MOST SIGNIFICANT AND WORTHY OF EXPRESS MENTION. THE FOLLOWING IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OR AN EXHAUSTIVE LIST OF RISKS. OTHER FACTORS ULTIMATELY MAY AFFECT AN INVESTMENT IN THE COMPANY IN A MANNER AND TO A DEGREE NOT NOW FORESEEN. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, IN ADDITION TO THE MATTERS SET FORTH ELSEWHERE IN THIS OFFERING STATEMENT, THE FACTORS DISCUSSED BELOW. AN INVESTMENT IN THE COMPANY SHOULD FORM ONLY A PART OF AN INVESTOR'S COMPLETE INVESTMENT PROGRAM, AND AN INVESTOR MUST BE ABLE TO BEAR THE LOSS OF ITS ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR OWN FINANCIAL, TAX AND LEGAL ADVISORS REGARDING THE SUITABILITY OF THIS INVESTMENT.

General Risk

General Investment Risks. The Company's success depends on the Company's ability to implement its strategies and business model. No assurance can be given that the strategies to be used by the Company will be successful under all or any market conditions. There are no guarantees that the strategies of the Company or any investment made by the Company will be successful or profitable. There is a substantial amount of reliance on the operators and markets of and into which the investments will exist for the Company; thus, there are a number of factors, foreseeable and unforeseeable, which may affect the investment in the Company.

Risks Associated with a Newly Organized Company. The Company is a newly organized entity, and does not currently have any material assets, and has no operating history. Accordingly, the Company is subject to the risks generally associated with the formation of any new business. While certain affiliates of the Company's Managing Member have substantial experience in similar investments, they have no obligations with respect to the Company or the Managing Member other than as described in this Offering Statement. The Company cannot guaranty/guarantee that adequate revenues will be generated by the Company to provide the Investors in the Company who acquire the Units described herein (collectively, the "Investor Members"; individually each an "Investor Member") with any return on their investments in the Units, and expressly do NOT guaranty/guarantee the foregoing.

Risks Associated with the Limited Transferability and Illiquidity of the Units. The purchase of the Units should be considered as a long-term investment. The transferability of the Units is subject to significant restrictions. No public trading market in the Units is expected to develop or be maintained. In addition, the Units will not be registered under the Securities Act by reason of specific exemptions under the provisions of the Securities Act, which depend, in part, upon the agreement of the purchasers not to transfer their Units except under certain circumstances. Sales or other transfers of the Units may be made only in compliance with the Securities Act, applicable state securities laws, and certain limitations set forth in the Company's Operating Agreement. See "Summary of the Limited Liability Company Agreement – Transfer of Units" herein. The Units will be "restricted securities" under Rule 144 promulgated under the Securities Act, and the Company will not make information available of such scope and content that the public sale provisions of Rule 144 (even if a trading market existed) would be available. Because of these restrictions and the absence of a public market for the Units, an Investment Member may be unable to liquidate his, her or its investment in any Units, even though his, her or its personal financial circumstances would dictate such liquidation. The Units will not be readily acceptable as collateral for loans. Moreover, even if an Investment Member were able to dispose of his, her or its Units, adverse tax consequences could result. In addition, real estate investments are relatively illiquid. The Company's ability to quickly sell or exchange the commercial real estate opportunities in response to changes in economic and other conditions will be limited if not outright impossible. No assurances can be given that the Company will recognize full value for the Company interests or business(es) if it is required to sell any of the same for liquidity reasons. The Company's inability to respond rapidly to changes in the performance of its investment in the commercial real estate opportunities could adversely affect its financial condition and results of operations.

Risks Associated with No Voting Rights for the Investor Members. The Investor Members will have no voting rights under the Company Operating Agreement and will not be entitled to participate in or approve of or consent to any act or omission requiring Member approval or Member voting (except in very limited circumstances). Accordingly, the Investor Members will in general have no control over the sale of additional Units, changes to the terms of the Company Operating Agreement or actions that the Company takes. By executing the Company Operating Agreement, each Investment Member agrees that the Managing Member shall have the power to approve or consent to any act or omission that might otherwise require Member approval or voting, to sign documents and take any and all actions required by such Member. See the Company's Operating Agreement, attached hereto as Exhibit B (the "Operating Agreement") for further details with regard to the foregoing.

Risks Associated with the Limitation in Participation in the Company's Management. Generally, the Company will be managed exclusively by the Managing Member. The Investor Members have no rights to participate in the management of the Company or otherwise to participate in making decisions (no voting) that may materially affect the value of their investment other than those described in the Company Operating Agreement (except in very limited circumstances). The management, investment, financing, leasing and divestiture policies of the Company and its policies with respect to certain other activities, including its distribution and operating policies, will largely be determined by the Managing Member. The Investor Members will have no control over such policies. No assurance can be given that the Managing Member will be successful in implementing such policies. See the Company Operating Agreement for further details with regard to the foregoing.

General Tax Risks. An investment in the Company involves complex United States federal, state and local income tax considerations that will differ for each prospective investor. The Company strongly recommends that any prospective investor (whether or not the prospective investor is a United States person) considering making an investment in the Company consult his, her or its tax advisor with respect to the United States federal, state and local, as well as foreign, tax consequences of an investment in the Company.

Management Risks

Reliance on the Company and its Managing Members/Management. All decisions regarding the management and affairs of the Company will be made exclusively by the Company and its elected Managing Member. Accordingly, no person should invest in the Company unless such person is willing to entrust all aspects of management of the Company to the Company Managing Member(s). Investor Members will have no right or power to take part in the management of the Company whatsoever. As a result, the success of the Company for the foreseeable future depends solely on the abilities of the Company Management.

Dependence on Key Personnel. The Company is dependent on the services of the Managing Members who are considered "Key Personnel," and there can be no assurance that it will be able to retain such Key Personnel whose credentials are described herein under the heading "*Management of the Company*." The departure or incapacity of various Key Personnel or principals could have a material adverse effect on the Company or its ability to derive profits on its investments.

Changes in Investment Strategies. The Company has broad discretion to expand, revise or contract the Company's business without the consent of the Investor Members. The Company's business model and/or strategies employed may be altered, without prior approval by, the Investor Members, if the Company determines that such change is in the best interest of the Company.

Limitations on the Company's Liability and Indemnification. The Operating Agreement provides that the Company and its affiliates, shareholders, members, Investor Members, Managing Members, directors, officers and employees shall not be liable, responsible nor accountable in damages or otherwise to the Company or any Investor Member, or to any successor, assignee or transferee of the Company or of any Investor Member, for (i) any acts performed or the omission to perform any acts, within the scope of the authority conferred on the Company by the Company Operating Agreement, except by reason of acts or omissions found by a court of competent jurisdiction upon entry of a final non-appealable judgment to have been made in bad faith or to constitute fraud, willful misconduct or gross negligence; (ii) performance by the Company of, or the omission to perform, any acts on advice of legal counsel, accountants, or other professional advisors to the Company; (iii) the gross negligence, dishonesty, bad faith, or other misconduct of any consultant, employee, or agent of the Company, including, without limitation, an affiliate of the Company, selected or engaged by the Company with reasonable care and in good faith; or (iv) the negligence, dishonesty, bad faith, or other misconduct of any Person in which the Company invests or with which the Company participates as a Member, joint venture, or in another capacity, which was selected by the Company with reasonable care and in good faith. Furthermore, the Company, in the Company's sole discretion, will indemnify and hold harmless the Company and its affiliates, shareholders, members, Investor Members, Managing Members. directors, officers and employees and the legal representatives of any of them (an "*Indemnified Party*"), from and against any loss, liability, damage, cost or expense suffered or sustained by an Indemnified Party by reason of (i) any acts, omissions or alleged acts or omissions arising out of or in connection with the Company, the Operating Agreement or any investment made or held by the Company, including, without limitation, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim, *provided that* such acts, omissions or alleged acts or omission upon which such actual or threatened action, proceeding or claim are based are not found by a court of competent jurisdiction upon entry of a final non- appealable judgment to have been made in bad faith or to constitute fraud, willful misconduct or gross negligence by such Indemnified Party, or (ii) any acts or omissions, or alleged acts or omissions, of any broker or agent of any Indemnified Party, *provided that* such broker or agent was selected, engaged or retained by the Indemnified Party with reasonable care. The Company Operating Agreement also provides that the Company will, in the sole discretion of the Company, advance to any Indemnified Party attorneys' fees and other costs and expenses incurred in connection with the defense of any action or proceeding which arises out of such conduct.

Managing Member Affiliations. The Managing Member of the Company or a special purpose vehicle ("SPV") may have an ownership interest or otherwise participate in the operation of the company, investment, fund, or entity that is the investment into which the Company makes an investment on behalf of the Investor Members who so elect for membership in any such SPV or into which the Company may invest directly. The Investor Members may encounter a duplicative adverse experience or return on investment where the Managing Member or SPV Managing Member acts by virtue of holding interest or operational position in any such investment. The Investor Members have no voting rights or other power to influence the ownership or operational capacity the Managing Member or SPV Managing Member may take with respect to any investment.

Other Risks

Risk of Loss. An Investor Member could incur substantial, or even total, losses on an investment in the Company; therefore, an investment in the Company is only suitable for persons willing to accept this high level of risk.

Lack of Liquidity. The Company's withdrawal provisions place certain restrictions on the right of an Investor Member to withdraw all or part of its Interest, transfer its Interest and pledge or otherwise encumber its Interest for the period of time contained in the Company Operating Agreement. Thus, it is unlikely that am Investor Member will be able to liquidate its Interest in the event of an unanticipated need for cash at any time. Interests may not be transferred or pledged except in compliance with significant restrictions on transfer as required by federal and state securities laws and as provided in the Company Operating Agreement. The Operating Agreement does not permit a Member to transfer or pledge all or any part of its Interest to any person without the prior written consent of the Company, the granting of which is in the Company's sole and absolute discretion which may be denied for any reason or no reason at all. These limitations, taken together, will significantly limit an Investor Member's ability to liquidate an investment in the Company quickly or at all until a Company liquidation event. As a result, an investment in the Company would not be suitable for an investor who needs access to liquidity with its investment or generally.

Suspension of Withdrawals and Deferment of Withdrawal Proceeds. In certain circumstances, the Company, in its sole and absolute discretion, may suspend the valuation of the Company's business or assets, the right or obligation to honor withdrawal requests (including the right to receive withdrawal proceeds), and/or extend the period for payment on withdrawal. In addition, the Company may suspend the right of withdrawal or postpone the date of payment for any period during which there is an extraordinary circumstance as determined in good faith by the Company.

Contingency Reserves. Under certain circumstances, the Company may find it necessary to set up one or more reserves for contingent or future liabilities or valuation difficulties and, upon withdrawal by an Investor Member, withhold a portion of that Investor Member's withdrawal proceeds. This could happen, for example, if the Company or the issuer of portfolio securities were involved in a dispute regarding the value of its assets, in litigation, or subject to a tax audit at the time the withdrawal request would otherwise be satisfied.

Restrictions on Transfer. The Units are subject to certain restrictions on transfer, including a requirement that the Company consent to any such transfer. There is no present market for the Units, and no market is likely to develop in the future. Accordingly, Investor Members may not be able to liquidate their investment in the event of an emergency or for any other reason, and Interests may not be readily acceptable as collateral for loans. Interests should be purchased only by prospective Investors who can bear the economic risk of their entire investment, who can afford to have their funds committed to an illiquid investment according to the withdrawal provisions in the Company Operating Agreement, and who can afford a complete loss of their investment. (*See "Restrictions on Transfers of Interests."*).

Importance of General Economic Conditions. Overall market, industry or economic conditions, which the Company cannot predict or control whatsoever, may have a material effect on performance in a negative or unforeseeable fashion. In particular, a downturn in the economy may result in less demand for the various Projects rental units, which in turn will hinder the Company's economic performance.

Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley

Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements under the Sarbanes-Oxley Act.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against it, such a decision could adversely affect the ability of the Company to continue operating and could use significant resources. Even if the Company is involved in litigation and wins, litigation can result in a redirection of significant Company resources.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Units will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution. Owners of the Units do not have preemptive rights. If the Company conducts subsequent Offerings of securities, or issues debt instruments that are convertible into securities of the Company, or issues shares pursuant to a compensation or distribution reinvestment plan, or otherwise issues additional LLC membership units, investors who purchase Units in this Offering who do not participate in those other securities issuances will experience dilution in their percentage ownership of the Company's outstanding Units. Furthermore, Investor Members may experience a dilution in the value of their Units depending on the terms and pricing of any future securities issuances (including the Units being sold in this Offering) and the value of the Company's assets at the time of issuance.

The foregoing list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Company. Prospective Investor Members should read the entire Offering Statement and the Company Operating Agreement and consult with their own advisers before deciding whether to invest in the Company. Upon any such investment, the investor declares that he/she/it has the ability to bear the entire risk of its investment.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S

CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZETHE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

THE UNITS OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The primary investment objective of Sterling Rhino Capital Equity Multiple CF Fund I LLC (the "Company") is to invest as a limited or general partner in investment funds whose own investment strategies include the investment in and development, ownership, operation and resale of income-producing residential real estate holdings, assets, and properties across the United States. Specifically, the Company is offering to its investors a chance to partner with the Company in the development and ownership of a portfolio of six (6) brand-new, luxury, apartment buildings located in Denver, Colorado Springs, and Phoenix.

Business Plan

The Company intends to acquire real estate parcels for purposes of constructing new residential buildings thereon, leasing residential apartment units at these developments, and selling apartment buildings as determined by the Managing Member of the Company in accordance with the terms of the Operating Agreement.

The Company intends to deploy its business development strategy using the following general parameters, which are subject to change without notice to the investors in the Company:

- Seek to acquire land, through intensive market selection, for the ground-up development of residential buildings.
- Utilize our vast network of design and construction professionals to bring our vision of innovative real estate solutions to life.
- Implement the latest in building technologies, cutting-edge sustainable building materials and processes, and a unique approach to amenities, all while pushing the boundaries of urban design.
- Focus on designing and building modern, luxury, Class A housing solutions expected by today's city-dwelling professionals in some of the hottest, fastest-growing markets in the US.
- Take advantage of the increased profit margin potential associated with ground-up development, and a unique investment structure created by management, to offer the investors in this Company the opportunity for a higher return potential, when compared to most other real estate investment offerings that are currently available.

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- Mitigate risk by spreading the Company's equity across 4-5 assets, giving investors a share of the profits from all projects.
- Upon completion of construction on each asset, seek to lease-up, stabilize, and refinance into longer-term debt while distributing operating cash flow to investors on a quarterly basis.
- While carefully analyzing market conditions, seek to sell or refinance each asset in the 5-10 year range to return all capital to investors and maximize profits.

The Company has identified six (6) development sites in the markets of Denver, CO, Colorado Springs, CO, and Phoenix, AZ, each of which are experiencing significant growth. The attractive attributes of these markets for the development of rental properties include:


Target Market #1: Denver, CO
• Robust & sustained net rent growth
• Increasing occupancy
• Millennials comprising largest demographic share
• New record low homeownership rates
• Top 10 metro areas for in-migration during COVID
• 2.84% Annual Employment Growth
• Highly educated workforce with strong millennial net in-migration
• A diverse economic base with thriving healthcare. Tech, and start-up sectors
• Relatively affordable costs of living and doing business attracting corporate relocations
• 5th Fastest Growing Metro Area according to Bloomberg


Target Market #2: Phoenix, AZ
• No city grew faster than Phoenix over the past 10 years. The population of the Phoenix metro area grew by 200,000 people over the last decade, at a rate of 11.2%.
• Phoenix is the capital of Arizona and the fifth most populous city in the U.S.
• The unemployment rate in Phoenix is 3.2% as of October 2021.
• The GDP for the Phoenix-Mesa-Scottsdale MSA is more than $281 billion, according to the Federal Reserve Bank of St. Louis, and has grown by more than 57% over the past decade.
• Home values in Phoenix increased by 32.5% over the past year and have grown by more than 86% since 2016.
• Rent prices in Phoenix have increased by 19% year-over-year.
• The price-to-rent ratio of 25.9 in Phoenix indicates that the market is a better environment for renters versus homebuyers.
• About 28% of the population in Phoenix is between the ages of 20 and 39, a key demographic group of rental property investors.

Target Market #3: Colorado Springs, CO

- Colorado's second largest city boasts a thriving community, rich in business, with a historic background.

- With short commute times, affordable housing, great schools and friendly neighbors, it's no wonder it consistently ranks as one of the best places to live.

- Future job growth over the next ten years is predicted to be 48.4%, which is higher than the US average of 33.5%.

- The population of Colorado Springs has grown dramatically since the 1990s, increasing 73.84% from 1991 to the estimated 2021 population.

- The economic base has become quite diversified with a mix of military installations, defense contracting, healthcare, software development, semiconductor manufacturing, telecommunications, data centers, religious and nonprofit associations, higher education, and tourism.v

- Ranked #2 in Best Places to Live by US News

- Colorado Springs rents have increased by 11.23% compared to last year.

- Average Colorado Springs apartment rents have set another record high and are now pushing $1,500 a month after they only recently topped the $1,400 mark for the first time.

The Company was launched to provide our investors with the opportunity to maximize their upside potential by diversifying their money across a group of Class A, luxury, ground-up construction projects. The Company has pivoted from only buying existing structures to building rental properties in part due to the extremely high purchase prices and intense competition to acquire existing structures, which ultimately results in shrinking returns for our investors. Although construction timelines typically range from 24-36 months, the advantage to building rental properties from the ground up is that entity in which the Company has invested is not required to purchase the property from anyone when it is finished, and as the owner of the property the profit margin potential over the life of the asset is much greater. Additionally, rather than opening individual offerings for each project, we decided to create this fund which will spread your investments across a diverse group of projects in various markets, thus reducing your risk. Along with our partner Elevate Companies, the Company will leverage its large network of the best local architectural and design firms and contractors to create Class A luxury rental communities that includes all of the modern amenities and conveniences required to attract high-income professionals to the downtown neighborhoods identified by the Managing Member of the Company. The Company will also partner with experienced owner's rep firms, like The Wells Partnership, to help bolster our manpower and oversight of these construction projects.

The company is projecting or targeting a 35% return upon dissolution of the fund. This is simply a projection, and not a guarantee. Cash will be distributed to investors either when the properties have positive cash flow or upon a refinance or sale that produces a profit. As for a total return, the Company estimates that the potential target will be 3.5x-4.5x. The Company's business model forecasts a combined estimated year 4 net operating income (before debt service) of $27.9 million on total revenue of $38.7 million.

Current Stage and Roadmap

The anticipated timeline for the development of the Company's projects is as follows:


Project #1
"The Cooper"
Status: Under Contract/DD
Location: Denver, CO
# of Units: 72
Project Cost: $25MM
Target Closing Date: 10/22
Project #2
"The Felix"
Status: Under Contract/DD
Location: Denver, CO
# of Units: 250
Project Cost: $78MM
Target Closing Date: 12/22
Project #3
"The Hudson"
Status: Under Contract/DD
Location: Denver, CO (RiNo District)
# of Units: 200+
Project Cost: TBD
Target Closing Date: TBD
Project #4
"TBD"
Status: Under Contract/DD
Location: Phoenix, AZ
# of Units: 250
Project Cost: $92MM
Target Closing Date: 2/23
Project #5
"TBD"
Status: Under Contract/DD
Location: Colorado Springs, CO
# of Units: 200+
Project Cost: TBD
Target Closing Date: TBD
Project #6
"TBD"
Status: Under LOI
Location: Colorado Springs, CO
# of Units: 200+
Project Cost: TBD
Target Closing Date: TBD

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other Considerations

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	10.50%	$10,500	0.21%	$10,500
Manager Fees	7.00%	$7,000	7.00%	$350,000
Campaign Marketing Expenses or Related Reimbursement	5.00%	$5,000	3.00%	$150,000
Estimated Accountant/ Auditor Fees	2.50%	$2,500	0.05%	$2,500
General Working Capital	5.00%	$5,000	0.40%	$20,000
Acquisition Costs	12.68%	$12,676	16.18%	$808,903
Hard Costs	46.16%	$46,159	58.91%	$2,945,628
Soft Costs	7.67%	$7,666	9.78%	$489,223
Debt Financing Expenses	0.68%	$680	0.87%	$43,366
Debt Interest Reserve	2.82%	$2,819	3.60%	$179,879
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to changing market conditions.

MANAGERS AND EMPLOYEES

Chris Roberts

Sterling Rhino Capital, LLC – Co-Founder and CEO
Sterling Rhino Capital Equity Multiple CF Fund 1, LLC – Managing Partner

Chris Roberts has been a full-time entrepreneur and real estate investor since 2007. Chris specializes in investor relations, commercial debt, and managing financials. Chris started his real estate career by renovating, flipping, building, and renting dozens of single-family residences, in addition to running his own property management company that manages his smaller assets. Chris is currently focused on helping others create passive cash flow through investing in larger, 100+ unit multifamily apartment buildings. Chris is personally invested in over 3,100 apartment units nationwide and has led Sterling Rhino Capital to acquire and control 1122 units across several assets in Virginia, Georgia, Texas and Denver with an estimated value of over $122MM.

Chris has been a contributor on Bigger Pockets, is a member of the Forbes Real Estate Council and an Author. He is also the host of the Charging Forward Podcast where he interviews successful entrepreneurs to find out how they broke through mediocrity to become extraordinary. Chris is an Enterprise Partner with Feeding America.

Paul Wilcox

Sterling Rhino Capital, LLC – Co-Founder and COO

Sterling Rhino Capital Equity Multiple CF Fund 1, LLC – Managing Partner

Paul gained his business experience working in the commercial construction industry for over 20 years in the NY/NJ market. Joining a 100-year-old commercial painting and flooring company at the age of 23, Paul became an expert in estimating and project management while working closely with general contractors and architects on some of the largest and most high-profile construction projects in the Northeast. Paul left the world of commercial subcontracting after 21 years and is now putting 100% of his time and efforts into Sterling Rhino Capital as the COO.

Paul uses his experience in construction, team building, estimating, project management, software, and ground-up system building to help make Sterling Rhino Capital a success. As COO, Paul has helped Sterling Rhino Capital acquire 936 multifamily apartment units in just under 2 years, of which 217 of those have been sold to go full cycle.

Now entering the world of ground-up development, Paul and Sterling Rhino Capital are partners in a 184-unit new construction complex in Stamford, CT and are developing another 322 units of Class-A luxury apartments, across two project sites in Denver, CO.

Wayne Chrebet

Sterling Rhino Capital Equity Multiple CF Fund 1, LLC – Board Advisor

Wayne Chrebet is most widely known for his 11 seasons in the NFL as a wide receiver for the New York Jets. During his career in the NFL, Wayne was nicknamed "Mr. Third Down" for his clutch 3rd to 1st down conversions, making up 379 of his 580 career receptions. Through Wayne's celebrated career with the Jets, he was able to accumulate 7,365 receiving yards and 41 touchdowns. However, getting his shot in the NFL to prove himself did not come easy and was only possible due to his hustle and belief in himself. Wayne was able to overcome incredible odds due to his physical size and therefore went undrafted in the NFL draft. His shot came when he was granted a walk-on opportunity with the Jets who happened to train at his alma mater, Hofstra University. The rest was history, and his career was named one of the greatest rags-to-riches stories in the history of professional sports by Sports Illustrated.

After he *Wayne* retired, he was able to obtain a Series 7 license and worked as a financial advisor for Morgan Stanley and later for Barclays Capital for many years. He also ventured into the restaurant business, operating two restaurants on Long Island, and into commercial real estate. Wayne invested and partnered in multiple new development construction projects in the NY/NJ/PA area and in Florida, including retail and multifamily deals.

Already an owner on a near completed, 184-unit, new development, multifamily project in Stamford, CT with Sterling Rhino Capital, Wayne is now a Board Advisor in the Sterling Rhino Capital Equity Multiple Fund. Wayne's goal is to help educate and teach people how to invest and grow their wealth using multifamily apartment syndications.

Erin Monheim

Sterling Rhino Capital Equity Multiple CF Fund 1, LLC – Director of Investor Relations

Erin began her career as a bank teller where she quickly developed a passion for building relationships. Erin's success led her to the insurance industry, where she spent seven years honing her skills. As a licensed insurance agent, Erin developed and implemented various marketing strategies, led a team of sales and service representatives, and served as the main point of contact for the firm's commercial and high-net-worth clients.

In 2013, Erin brought her talents to the finance industry serving in the investor relations capacity for multiple investment firms, including a Registered Investment Advisor (RIA), a boutique real estate and private equity investment firm boasting over $1.5 billion of real estate assets, and most recently, a publicly traded mortgage company.

Throughout her career, Erin has successfully developed various investor relations strategies, provided performance analysis and reporting, and has upheld a strong reputation for managing and maintaining investor relationships. Erin utilizes her expertise to further the investor experience and success of Sterling Rhino Capital.

Employees

The Company currently does not have any employees.

OWNERSHIP AND CAPITALIZATION

Ownership

In the event that the Minimum Offering amount is raised, the Investor Members will own and hold 100,000 issued and outstanding Units. If the Maximum Offering amount is raised, the Investor Members will own and hold 5,000,000 issued and outstanding Units.   The Company does not at present have any debt outstanding.

FINANCIAL INFORMATION

Please see the pro forma financial information and the Company's Financial Statements attached hereto as <u>Exhibit A</u>.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have no cash on hand, and will be used to execute our business strategy.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 Preferred LLC Membership Units for up to $5,000,000 The Company is attempting to raise a minimum amount of $100,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 28, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Units will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Units will be allocated on an "At the Company's discretion" basis. The price of the Units does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Units.

In order to purchase the Units (the parties purchasing the Units pursuant to this Offering Statement shall be collectively referred to herein as the "Purchasers" and individually as a "Purchaser"), you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Units in exchange for his, her or its investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

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In the event that $100,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (each an "Intermediate Close"), provided all Purchasers receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, and the Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through TycoonoInvest Portal LLC, the Intermediary. The following paragraph sets forth the compensation being paid to the Intermediary in connection with the Offering. The Offering page for this Offering can be accessed at https://tycooninvest.com/srcemcf1/.

Commissions/Fees

Intermediary Fee:

The Intermediary shall receive a fee in the range of 10.5% to 0.21% of the amount raised in the Offering, based on the amount in fact raised in this Offering.

Managing Member Fees and Interests:

The Managing Member and certain of their respective affiliates will receive the following:

Managing Member Interest in the Company:

In accordance with the Company Operating Agreement, the Managing Member will receive a Managing Membership Interest in the Company, which will entitle the Managing Member to, among other rights and interest, a distribution of 20% of the Available Distributable Cash (after the payment of a preferred return to the Investor Members). Any loans by the Managing Member to the Company shall receive only such interest as permissible under law and applicable usury laws. This shall apply whether there is one (1) or more Managing Members or as otherwise determined by the Manger or as permitted by the Company

Operating Agreement. All allocations of the Company's Profits and Losses (each as defined in the Company Operating Agreement), distributions of Cash Available for Distribution (as defined in the Company Operating Agreement), and distributions upon the sale or other disposition of the Company shall be made in accordance with the terms of the Company Operating Agreement. The Managing Member may purchase Units to hold for its own account subject to the provisions governing the same in the Company Operating Agreement.

Managing Member Expense Reimbursement:

The Company shall reimburse the Managing Member for all expenses associated with the formation, startup, offering, and deployment of initial capital in furtherance of its business affairs and operations of the Company.

Interest on Deferred Fees or Managing Member Advances:

On a continuing basis, the Managing Member may earn interest on any Deferred Fees, Advances by Managing Member, or unreimbursed reasonable expenses that are not paid by the Company when incurred or have become due. The initial interest rate on all such reasonable expenses shall be set at Ten Percent (10.00%) or as otherwise determined by the Managing Member, but within all such lawful bounds and in compliance with all applicable usury laws.

Management Fee:

The Managing Member and their respective Affiliates shall receive compensation from the Company including, but not limited to, an Asset Management Fee, an Administration Fee, an Acquisition Fee, and a Disposition Fee for services rendered pursuant to agreements with the Company for its role as Managing Member of the Company. There shall be (i) an Asset Management Fee of One Percent (1.0%) of the average invested equity over the previous Twelve (12) Months, (ii) an Administration Fee of Fifty Thousand Dollars ($50,000), (iii) an Acquisition Fee of Three Percent (3.0%) of the purchase price of a site acquired by the Company, and (iv) a Disposition Fee of One Percent (1.0%) of the sale price of any site property sold by the Company.

The Securities

Set forth below is a summary of certain provisions contained in the Operating Agreement. Each Investor is encouraged to review the entire Operating Agreement, a copy of which is attached hereto as Exhibit B. Capitalized terms not otherwise defined in this Section of the Offering Statement shall have the respective meaning ascribed to such terms in the Operating Agreement.

Initial Capital Contribution

The Company will establish and maintain on its books a capital account ("**Capital Account**") for each new Preferred Member to which its capital contribution(s) will be credited and in which certain other transactions will be reflected, whether directly with the Company or with the Special Purpose Vehicle through which the investment for the Investor is made. (See "*Profits and Losses*," below). At the beginning of each accounting period, an allocation percentage (the "**Allocation Percentage**") will be determined for each Member by dividing such Preferred Member's Capital Account balance as of the beginning of such period by the aggregate Capital Account balances of all Preferred Members as of the beginning of such period.   26

Admissions; Additional Capital Contribution

New Preferred Members *may* be admitted to the Company, and existing Preferred Members may make additional capital contributions in amounts of not less than $1,000, with the consent of the Managing Member, subject to its sole and absolute discretion and subject to the availability of investment(s) for the use of such additional capital contribution(s). A Preferred Member that makes a single capital contribution in an amount not less than Two Hundred Thousand Dollars ($200,000.00) shall receive a Bonus Return of Twenty Percent (20.0%) of the amount of each such single qualifying capital contribution in accordance with the Company Operating Agreement. The Company may, in its sole discretion, elect to temporarily or permanently suspend the ability of investors to contribute capital to the Company without notice. The Company and/or Managing Member may regulate with unfettered discretion the admission of Preferred Members to the Company, or any Special Purpose Vehicle deployed by the Company or the Managing Member.

Custody

The amounts paid by an Investor in this Offering shall be placed in an escrow account with the Escrow Agent until the Minimum Amount of the Offering has been raised, at which point all accumulated contributions made by the Investors may be transferred from the escrow account to the operating account(s) of the Company.

Limitation of Liability

The Company Operating Agreement provides that the Company and its affiliates, shareholders, Members, Managing Members, directors, officers, agents, affiliates, representatives, and employees shall not be liable, responsible nor accountable in damages or otherwise to the Company or any Member, or to any successor, assignee or transferee of the Company or of any Member, for (i) any acts performed or the omission to perform any acts, within the scope of the authority conferred on the Company by the Company Operating Agreement, except by reason of acts found by a court of competent jurisdiction upon entry of a final non- appealable judgment to have been made in bad faith or to constitute statutory fraud, or gross negligence.

Special Provisions

The Company may establish reserves for expenses, liabilities or contingencies (including those not addressed by U.S. generally accepted accounting principles ("*GAAP*")) which could reduce the amount of a distribution upon withdrawal.

At the discretion of the Company, any premature withdrawal by a Preferred Member may be subject to a charge, as the Company may reasonably require, in order to defray the costs and expenses of the Company in connection with such withdrawal including, without limitation, any charges or fees imposed by any Company investment in connection with a corresponding withdrawal or redemption by the Company from such investment or any other costs associated with the sale of any of the Company's portfolio investments.

Distributions to Members (Profits and Losses)

The Preferred Members shall receive the Cash Available for Distribution of the Company that is generated by the investments made by the Company using the aggregate capital contributions of the Preferred Members of the Company. The Distributions shall be made to the Preferred Members, pro rata, based on   Percentage Interest of such Preferred Members in the Company. The Company intends to pay all such distributions as follows, subject to revision by the Company as reasonably necessary, per the Company Operating Agreement: With regard to Available Distributable Cash, an Eight Percent (8.0%) Preferred Return shall first be paid to the Preferred Members, and then Eighty Percent (80.0%) of the Available Distributable Cash at such a time as determined by the Managing Member shall be paid to the Preferred Members, pro rata in accordance with their Percentage Interests, and Twenty Percent (20.0%) of the Available Distributable Cash at such a time as determined by the Managing Member shall be paid to the Managing Member. The Managing Member shall determine in its sole and absolute discretion if and when any Company funds are available for distribution.

With regard to the final distribution of Available Distributable Cash upon the winding up and termination of the Company, after payment of all expenses associated with the sale, discharge of any mortgage or hard money loan, and the setup of necessary and commercially reasonable reserves as determined by the Managing Member in its sole discretion, the Preferred Members shall receive their unpaid Preferred Return, and then an amount equal to their unpaid Capital Contributions, and then the Bonus Return will be paid to any Preferred Member that has made a Bonus Investment in the Company, and then the Available Distributable Cash will be 80% to the Preferred Members and 20% to the Managing Member. The Managing Member shall exercise its sole discretion when determining whether and to what extent any of the capital returned to the Preferred Members constitutes a "Return of Capital" which shall operate to reduce the Capital Account of each Preferred Member accordingly, and which return, if so determined to be a Return of Capital, shall not be deemed a distribution for tax purposes. Regarding any discrepancy in content between this Offering Statement and the Company Operating Agreement, the content of the Company Operating Agreement shall control in all aspects.

Restrictions on Transfer

A Preferred Member may not pledge, assign, sell, exchange or transfer its Membership Interest (or any portion thereof), and no assignee, purchaser or transferee may be admitted as a substitute Preferred Member, except with the advance written consent of the Managing Member, which consent may be given or withheld in its sole and absolute discretion. Any transfer or assignment in contravention of this restriction is void *ab initio*. Notwithstanding the foregoing, there is a "Lock Up Period" applicable to each Preferred Member during which the Member shall not be able to transfer their Units. The Lock Up Period shall be for three (3) years from the date upon which each Preferred member's capital contribution to the Company is invested by the Company in its underlying investment.

In addition, and subject to the above-delineated transfer restrictions, any securities sold pursuant to Regulation CF may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (3) as part of an Offering registered with the SEC or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a familymember of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Fiscal Year

The Company's fiscal year shall be the calendar year and shall end on December 31 of each year.

Reports

Books of account will generally be kept by the Company, in accordance with GAAP. The Company will furnish financial statements to all Preferred Members within 180 days, or as soon thereafter as is reasonably practicable, following the conclusion of each fiscal year's audit of the Company. No third-party audit of the Company is required by law but may be obtained by the Managing Member.

All Preferred Members will also receive unaudited performance reports and such other information as the Company determines at least on a yearly basis. The Company may provide information with regard to specific investment transactions of the Company in the sole discretion of the Managing Member.

Company Term

The Managing Member anticipates that the Company and its Preferred Members will initially own and operate the investments for a period of not exceeding Seven (7) Years, unless the Managing Member determines in accordance with the terms of the Operating Agreement that such investments will be held for a longer period of time or by vote by the Preferred Members to continue the investments by the Company all in accordance with the Operating Agreement, as the case may be.

Amendment of the Company Operating Agreement

The Company Operating Agreement provides that the Managing Member has the right to amend the Company Operating Agreement to, among other things, conform to applicable laws and regulations, avoid any SEC registration event or other exemption-related matter or concern, to correct any ambiguous, false, or erroneous provision, or to otherwise amend the Company Operating Agreement as it deems necessary and prudent; *provided*, however, that no such amendment shall adversely affect the rights, privileges, and powers of the Preferred Members as a group without notice or approval as required under the terms of the Company Operating Agreement. The Company is authorized on its own motion and Resolution to institute proceedings for adoption of a proposed amendment to the Company Operating Agreement.

Auditor

The Company's independent certified public accountant is to be determined. The Company will use other and/or additional third-party firms for audit services if required by law which is not contemplated at the time of this Offering.

Anti-Dilution Rights

The Units do not have anti-dilution rights.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculatedon the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER MATERIAL INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website: www.sterlingrhinocapital.com/src-emf-cf-1/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

      /s/ Christopher Roberts

Christopher Roberts
Manager of SRC Fund 1 MM LLC, the
Managing Member of the Company

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

      /s/ Christopher Roberts

Christopher Roberts
Manager of SRC Fund 1 MM LLC, the
Managing Member of the Company

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Pro Forma Financial Information and Financial Statements
Exhibit B   Company Limited Liability Company Agreement



	Year 1	Year 2	Year 3	Year 4	Year 5
■ Revenue	$0	$0	$2,235,787	$39,095,364	$40,284,487
■ Total Cost of Revenue	$0	$0	$0	$0	$0
■ Total Operating Expenses	$0	$0	$468,583	$10,716,348	$10,945,406
■ Net Operating Income	$0	$0	$1,767,204	$28,379,016	$29,339,081

Sterling Rhino Capital Equity Multiple CF Fund I LLC

Financial Statements and Report

July 7, 2022

Table of Contents



TESSERACT ADVISORY GROUP

Independent Auditor's Report

Paul Wilcox
Sterling Rhino Capital Equity Multiple CF Fund I
LLC Colts Neck, NJ

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Sterling Rhino Capital Equity Multiple CF Fund I LLC, which comprise the balance sheets as of July 7, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended (since formation on July 6, 2022), and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sterling Rhino Capital Equity Multiple CF Fund I LLC as of July 7, 2022, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sterling Rhino Capital Equity Multiple CF Fund I LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that

the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sterling Rhino Capital Equity Multiple CF Fund I LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that   includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sterling Rhino Capital Equity Multiple CF Fund I LLC's internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sterling Rhino Capital Equity Multiple CF Fund I LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company was recently formed, has not yet begun operations, has not obtained financing and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____

Philip Debaugh, CPA

OWINGS MILLS,
MD July 8, 2022

Sterling Rhino Capital Equity Multiple CF Fund I LLC
Balance Sheet As
of July 7, 2022

	$
Assets	-
Cash and cash equivalents	-
Total Assets	-
Liabilities & Members' Equity	-
Liabilities	-
Accounts payable and accrued expenses	-
Total Liabilities	-
Members' Equity	-
Additional paid-in capital	-
Total Members' Equity	-
Total Liabilities & Members' Equity	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements

Sterling Rhino Capital Equity Multiple CF Fund I LLC
Statement of Income

For the period ended July 7, 2022

	$
Revenues	-
Cost of Revenues	-
Gross Profit (Loss)	-
Operating Expenses	-
Advertising and promotion	-
Communications and information technology	-
Legal and other professional fees and services	-
Meals and entertainment	-
Office supplies	-
Research and development	-
Salaries and wages	-
Travel	-
Total Operating Expenses	-
Net Income (Loss)	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements

Sterling Rhino Capital Equity Multiple CF Fund I LLC
Statement of Changes in Members' Equity
For the period ended July 7, 2022

	Retained Earnings $	Total Members' Equity $
Balance at July 6, 2022	-	-
Net income (loss)	-	-
Balance at July 7, 2022	-	-

7

Sterling Rhino Capital Equity Multiple CF Fund I LLC
Statement of Cash Flows

For the period ended July 7, 2022

	$
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Depreciation and amortization	-
(Increase) decrease in operating assets, net of effects of businesses acquired	
Accounts receivable	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired	
Accounts payable and accrued liabilities	-
Cash flows from operating activities related to discontinued operations	-
Net Cash Provided by (Used in) Operating Activities	-
Cash Flows from Investing Activities	
Purchase of intangible assets	-
Cash Flows from Financing Activities	-
Issuance of general partners' capital	
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-
Cash, cash equivalents, and restricted cash at beginning of year	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

Sterling Rhino Capital Equity Multiple CF Fund I LLC (the Company) invests as a limited or general partner in Investment Funds whose own strategies include the investment in, ownership, operation, renovation, rehabilitation, and resale of income-producing commercial and residential real estate holdings, assets, and properties across the United States, namely, multifamily real estate alongside the Company's Preferred Members and affiliates.

The Company was incorporated in the State of Wyoming on July 6, 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements presented represent the activity of the Company from its date of incorporation on July 6, 2022 to July 7, 2022.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company is pre-revenue and will require significant capital contributions from its parent company to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date
the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of
the Company to continue as a going concern and meet its obligations as they become due is dependent on

See independent accountant's review report. The accompanying notes are an integral part of these financial statements

management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the Company through July 8, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

11

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

EXHIBIT B

COMPANY OPERATION AGREEMENT

**[See Copy of the Operating Agreement
Attached Hereto]**

LIMITED LIABILITY COMPANY AGREEMENT

Sterling Rhino Capital Equity Multiple CF Fund
I LLC c/o SRC Fund I MM LLC
6824 19th St W, #159
University Place, WA 98466 USA

This section alone does not constitute an offer to sell Unit(s) in the Fund.
An offer may be made only by an authorized representative of the Fund and the recipient must receive a
complete Offering Statement including all Exhibits.

LIMITED LIABILITY COMPANY

AGREEMENT OF

STERLING RHINO CAPITAL EQUITY MULTIPLE C F FUND I LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of Sterling Rhino Capital Equity Multiple Fund I LLC, a Wyoming limited liability company (the "Fund"), to be effective as of July 6, 2022 (the "Effective Date"), is by and between the Fund and SRC Fund I MM LLC, a Wyoming limited liability company (the "Managing Member"), and the persons whose names are set forth on Schedule A, attached hereto, as Preferred Members (the "Preferred Equity Members") pursuant to the provisions of the Wyoming Limited Liability Company Act, as amended (the "Act"), on the terms and conditions set forth herein. The Managing Member and the Preferred Members shall collectively be referred to as the "Members".

ARTICLE I

GENERAL

1.1.   *Formation.* The Fund is hereby organized by the Managing Member as a limited liability company pursuant to the provisions of Wyoming law as of the Effective Date hereof. Except as expressly provided herein, the rights and obligations of the Members and the administration and termination of the Fund shall be governed by Wyoming law.

1.2.   *Name.* The name of the Fund shall be, and the business of the Fund shall be conducted under the name of Sterling Rhino Capital Equity Multiple CF Fund I LLC (hereinafter, the "Fund").

1.3.   *Purpose.* Without express limitation, the purpose and business of the Fund shall be (i) to invest the capital contributions of the Company with qualified experienced operators and sponsors of multi-family residential and other residential and commercial real estate development opportunities and joint ventures across the United States for the purpose of leasing and ultimately reselling the developments for profit; (ii) to engage in any and all general and incidental activities related thereto and necessary for the operation of such activities for profits or losses; and (iii) to enter into any lawful transactions and engage in any lawful activities in furtherance of or incidental to the foregoing purpose. Special Purpose Vehicles (SPV) may be formed and organized by the Managing Member to carry out the strategy of the Fund.

1.4.   *Term.* The term of the Fund shall commence on the Effective Date the Fund was organized under Wyoming law and shall continue until up to seven (7) years from Effective Date (defined below) or until the termination of the Fund in accordance with the provisions of Section 7.1 of this Agreement. The Fund holding period may be extended or reduced in the sole discretion of the Managing Member.

1.5.   *Term Extension.* The term of the Fund may be extended by two additional one-year periods, for a maximum term of nine (9) years from the Effective Date, at the sole discretion of the Managing Member.

1.6.   *Registered Office and Designated Office.* The registered and designated office of the Fund, and its designated registered agent in the State of Wyoming, shall be set forth in the Fund's Certificate. The Fund may maintain offices at such other place or places as the Managing Member deems advisable.

1.7.   *Certificates.* The Managing Member shall cause the Certificate, as amended, of the Fund to be filed with the Wyoming Secretary of State (the "Secretary") as required by Wyoming law and shall cause to be filed such other certificates or documents (including, without limitation, copies, amendments, or restatements of this Agreement) as may be determined by the Managing Member to be reasonable and necessary or appropriate for the formation, qualification, or registration and operation of a limited liability company (or a partnership in which the Members have limited liability) in the State of Wyoming and in any other state where the Fund may elect to do business.

1.8.   *Power of Attorney.*

(a)   *Grant of Power.* Each Member hereby constitutes and appoints the Managing Member and each of their authorized representatives or managers (and any successors thereto by assignment or otherwise and the authorized representatives thereof) with full power of substitution as their true and lawful agent and attorney-in- fact, with full power and authority in its name, place, and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices, as applicable or appropriate: (i) all certificates and other instruments and all amendments or restatements thereof that the Managing Member deems reasonable and appropriate or necessary to qualify or register, or continue the qualification or registration of, the Fund as a limited liability company (or a partnership in which the Members have limited liability) in all jurisdictions in which the Fund may conduct business or own property; (ii) all instruments, including an amendment or restatement of this Agreement, that the Managing Member deem appropriate or necessary to reflect any amendment, change, or modification of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that the Managing Member deem appropriate or necessary to reflect the dissolution, liquidation and termination of the Fund pursuant to the terms of this Agreement; (iv) all instruments relating to the admission or substitution of any Member; (v) all ballots, consents, approvals, waivers, certificates, and other instruments appropriate or necessary, in the sole discretion of the Managing Member, to make, evidence, give, confirm, or ratify any vote, consent, approval, agreement, or other action that is made or given by the Members hereunder, is deemed to be made or given by the Members hereunder, or is consistent with the terms of this Agreement and appropriate or necessary, in the sole discretion of the Managing Member, to effectuate the terms or intent of this Agreement; provided that, with respect to any action that requires the vote, consent, or approval of a stated percentage of the Members under the terms of this Agreement, the Managing Member may exercise the power of attorney granted in this subsection (v) only after the necessary vote, consent, or approval has been made or given. Nothing herein contained shall be construed as authorizing the Managing Member to amend this Agreement except in accordance with Article VIII of this Agreement or as otherwise provided in this Agreement.

(b)   *Irrevocability.* The foregoing power of attorney is hereby declared to be irrevocable, and a power coupled with an interest, and it shall survive, and not be affected by, the death, incompetency, incapacity, disability, dissolution, bankruptcy or termination of any Member, or the transfer of all or any portion of its Membership Interest and shall extend to such Member's heirs, successors, assigns and legal representatives. Each Member agrees to be bound by any representations made by the Managing Member acting in good faith pursuant to such power of attorney; and each Member hereby waives any and all defenses that may be available to contest, negate or disaffirm any action of the Managing Member taken in good faith under such power of attorney. Each Member shall execute and deliver to the Managing Member within 15 days after receipt of the Managing Member' request therefor, such further designations, powers of attorney, and other instruments as the Managing Member deem necessary to effectuate this Agreement and the purposes of the Fund.

ARTICLE II

DEFINITIONS

The following definitions shall apply to the terms used in this Agreement and in the Memorandum, unless otherwise clearly indicated to the contrary:

"Act" means the Wyoming Limited Liability Company Act, as amended. In other contexts, it refers to the Securities Act of 1933, as amended.

"Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, or to hold or to control the holder of Ten Percent (10.0%) or more of the outstanding voting securities of such Person.

"Agreement" means this Limited Liability Company Agreement, as may be amended, supplemented or restated from time to time.

"Asset" means any mortgage, interest in real property, or other asset owned or controlled by the Fund.

"Available Distributable Cash" means any income, including, but not limited to, interest or other income, resulting from the Fund's primary business operations, the Net Proceeds of the Offering, etc., that is not needed, in the Managing

Member's opinion and sole discretion, to conduct the business of the Fund, to satisfy the Fund's obligations, etc.

"Bonus Investment" means any single Capital Contribution made to the Fund by any Member in an amount equal to, or in excess of, Two Hundred Thousand Dollars ($200,000).

"Bonus Return" means a one-time additional Twenty Percent (20%) interest payment due to any Member upon Roll-Up of the Fund, calculated on the Bonus Investment amount and not on any other Capital Contribution, in accordance with Section 3.3.

"Capital Account" means the capital account maintained for a Member pursuant to Section 3.2 of this Agreement.

"Capital Contribution" means any asset or property of any nature contributed by a Member to the capital of the Fund pursuant to the provisions of this Agreement.

"Certificate" mean the Certificate of Formation as filed with the Secretary pursuant to Section1.6 of this Agreement. "Class" means a type of Membership Interest in the Fund with determinable rights and duties associated therewith. "Code" means the Internal Revenue Code of 1986, as from time to time amended and in effect.

"Consent" means the written consent of a Person, or the affirmative vote of such Person at a meeting called and held pursuant to Article VIII of this Agreement, as the case may be, to do the act or thing for which the consent is solicited, or the act of granting such consent, as the context requires.

"Effective Date" means July 6, 2022, the date this Agreement goes into effect.

"Event of Withdrawal" means an event that causes a Member or manager to cease to be a Member or manager under the terms of this Agreement or as a Member or manager as provided in Wyoming law.

"Fund" means the limited liability company governed by this Agreement.

"Indemnitee" means any manager, Managing Member, or any Person who is or was an Affiliate of a manager or Managing Member, any Person who is or was an officer, manager, director, employee, agent, trustee, member, partner or shareholderof a Managing Member or any such Affiliate, or any Person who is or was serving at the request of a Managing Member or any such Affiliate as a director, officer, manager, employee, member, partner, agent or trustee of another Person; provided that a Person shall constitute an "Indemnitee" only with respect to acts, omissions or matters deriving from or relating to the business, operations or investments of the Fund.

"Initial Capitalization" means the aggregate Capital Contributions of the Preferred Members.

"Liquidator" has the meaning specified in Section 7.2 of this Agreement.

"Majority in Interest of the Preferred Members" means Preferred Members whose Percentage Interests aggregate to greater than Fifty Percent (50.0%) of the Percentage Interests of all Preferred Members.

"Managing Member" means SRC Fund I MM LLC, a Wyoming limited liability company.

"Managing Membership Interest" means the Membership Interest of the Managing Member which possesses the right to vote, govern, and otherwise direct and administer the affairs of the Fund.

"Members" means the Managing Member and the Preferred Members. In its singular form it means any one of the Members.

"Membership Interest" means the interest acquired by a Member in the Fund including, without limitation, such Member's right: (i) to a distributive share of the income, gain, loss, deduction, and credit of the Fund; (ii) to a distributive share of the assets of the Fund; (iii) if a Preferred Member, to Consent on those matters described in this Agreement; and (iv) if a Managing Member, to vote and appoint managers in the Fund.

"Memorandum" means the confidential private placement offering memorandum, including all exhibits, amendments, or supplements thereto, utilized by the Fund to disclose risks, describe its proposed activities, and explain the terms of the Offering of Units to prospective Preferred Members.

"Net Proceeds", unless the context otherwise requires, means the aggregate Capital Contributions of the Preferred Members less any costs incurred by the Fund or Managing Member in connection with the Offering.

"Offering" means the offering of Units pursuant to the terms of the Memorandum.

"Percentage Interest" means a Member's share of the revenue of the Fund and the Member's percentage right to receive distributions of Fund assets according to the number of Units purchased in the Fund. The Percentage Interest of each partner shall be the percentage or number of Units set forth opposite such Member's name on Schedule A to this Agreement, as such schedule may be amended from time to time in accordance with this Agreement.

"Person" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association or other business enterprise.

"Preferred" means a class of Fund Membership Interest entitled to preferences. See "Preferred Membership

Interest". "Preferred Return" shall have the meaning set forth in Section 3.3.

"Preferred Member" means any Person(s) other than the Managing Member (i) whose name is set forth on Schedule A of this Agreement, attached hereto, as a Preferred Member, or who has been admitted as an additional or substituted Preferred Member pursuant to the terms of this Agreement, and (ii) who is the owner of a Unit. In its plural form it means all such Persons.

"Preferred Membership Interest" means the non-voting Membership Interest of a Preferred Member entitling them to the allocations and distributions as set forth in Section 3.3 of this Agreement in the event the Fund realizes Available Distributable Cash and such other rights accorded Preferred Members in accordance with this Agreement.

"Preferred Return" means a distribution equal to a cumulative, non-compounded, annualized preferred return equal to a percentage per annum as set forth in Section 3.3 of this Agreement. This may refer to either (or both) the Preferred Return.

"Profit," as to a positive amount, and "Loss," as to a negative amount, mean, for a taxable year, the Fund's income or loss for the Taxable Year, as determined in accordance with accounting principles appropriate to the Fund's method of accounting and consistently applied.

"Property" means real estate including, but not limited to, single-family homes, multi-family apartment buildings, and other income-producing commercial and residential real estate.

"Record Date" means the date established by the Managing Member for determining the identity of Preferred Members entitled to give Consent action or entitled to exercise rights in respect of any other lawful action of Preferred Members.

"Regulations" means the income tax regulations promulgated under the Code, as from time to time amended and in effect (including corresponding provisions of succeeding regulations).

"Roll-Up" means a transaction involving the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Fund and the issuance of securities of a roll-up entity.

"Roll-Up Entity" means a partnership, trust, corporation or other entity that would be created or survive after the successful completion of a proposed roll-up transaction.

"Secretary" means the Wyoming Secretary of State.

"Sponsor" means any Person directly or indirectly instrumental in organizing, wholly or in part, a partnership or program to facilitate investment or who will manage or is entitled to manage or participate in the management or control of such partnership or program. "Sponsor" includes the Managing Member. "Sponsor" does not include Persons such as attorneys, accountants, consultants, bankers, etc., whose only compensation is for professional services rendered to the Fund.

"Subscription" means the amount indicated on the Subscription Agreement that a Preferred Member has agreed to pay to the Fund as their Capital Contribution.

"Subscription Agreement" means the agreement attached to the Memorandum by way of exhibit whereby prospective Preferred Members subscribe for Units.

"Transfer" has the meaning set forth in Section 6.l(a) of this Agreement.

"Unanimous Vote" means the affirmative vote of the Managing Member.

"Unit" means an undivided interest of the Preferred Members in the aggregate Preferred Membership Interest in the capital and/or revenue of the Fund. Each Unit represents a Capital Contribution of $1,000 to the Fund.

ARTICLE III

FINANCIAL MATTERS

3.1. *Capital Contributions.*

(a) The Managing Member shall contribute its time, talents, and resources to organize the Fund and establish procedures in order to enable the Fund to commence acquiring assets. Subsequently, each Preferred Member (whose names and addresses and number of Units subscribed for are set forth on Schedule A attached hereto) shall contribute to the capital of the Fund the sum of $1,000 for each Unit purchased. Upon the subscription of Units of at least $100,000 (the "Minimum Offering"), only then shall such funds become immediately be available for use by the Managing Member to expend as necessary on behalf of the Fund to cover costs, fees, and other expenses, and to seek out assets suitable for lending or in accordance with the Fund Purpose. The Managing Member Persons or entities hereafter admitted as Members shall make such contributions of cash (or promissory obligations), property or services to the Fund as shall be determined by the Managing Member at the time of each such admission. Schedule A hereto reflects the Percentage Interest of each Preferred Member based on the Capital Contributions being made by such Members. Schedule A shall be amended from time to time by the Managing Member to reflect changes in Percentage Interests resulting from the admission of additional or substitute Preferred Members, the withdrawal of Preferred Members or transfers of Preferred Membership Interests, in each case accomplished in accordance with the terms of this Agreement. The combined Percentage Interests of all Members within and between all classes of Membership Interest, and such other classes as the Fund may establish from time to time, shall at all times equal 100.0%.

(b) The Managing Member shall give each Member at least five (5) business days' notice (which may be by electronic mail or facsimile) of the date or dates on which such Member shall be required to contribute capital to the Fund payable by wire transfer or check in such amount as shall be specified by the Managing Member. The date on which each Capital Contribution is actually deployed by the Fund for its underlying investment(s) shall be the date on which the Member's Membership Interest for that Capital Contribution shall vest and accrue the Preferred Return and other distributions.

3.2. *Capital Accounts.*

(a) A Capital Account shall be maintained for each Member. Each Member's Capital Account shall be credited with the amount of money and the fair market value of property (net of any liabilities secured by such contributed property that the Fund assumes or takes subject to) contributed by that Member to the Fund; the amount of any Fund liabilities assumed by such Member (other than in connection with a distribution of Fund property), and such Member's distributive share of Fund revenue (including tax exempt income). Each Member' s Capital Account shall be debited with the amount of money and the fair market value of property (net of any liabilities that such Member assumes or takes subject to) distributed to such Member; the amount of any liabilities of such Member assumed by the Fund (other than in connection with a contribution); and such Member's distributive share of Fund losses (including items that may be neither deducted nor capitalized for federal income tax purposes).

(b) Notwithstanding any provision of this Agreement to the contrary, each Member's Capital Account shall be maintained and adjusted in accordance with the Code and Regulations, including, without limitation, (i) the adjustments permitted or required by Internal Revenue Code Section 704(b) and, to the extent applicable, the principles expressed in Internal Revenue Code Section 704(c) and (ii) adjustments required to maintain Capital Accounts in accordance with the"substantial economic effect test" set forth in the Regulations under Internal Revenue Code Section 704(b).

(c) Any Member, including any substitute Member, who shall receive a Membership Interest (or whose Membership Interest shall be increased) by means of a transfer to it of all or a part of the Membership Interest of another Member, shall have a Capital Account that reflects the Capital Account associated with the transferred Membership Interest (or the applicable percentage thereof in case of a transfer of a part of an interest).

3.3. *Allocations and Distributions.*

(a) All items of Fund income, gain, loss, deduction, credit or the like for each taxable year shall be allocated among the Members in accordance with this Section 3.3.

(b) Any Available Distributable Cash derived from Fund assets or activities in the sole discretion of the Managing Member as follows:

   i)   First, to the Preferred Members a cumulative, non- compounded Eight Percent (8.0%) return per annum calculated on their Unreturned Capital Contribution (the "Preferred Return"). Once all proceeds have been distributed pursuant to the Preferred Return, then the Available Distributable Cash shall be distributed as follows:

   A. Eighty Percent (80.0%) of the Available Distributable Cash shall be distributed to the Preferred Members, *pro rata*, based on each Preferred Member's Capital Contribution and subscription of Units; and

   B. *Pari passu* with the distributions to the Preferred Members, Twenty Percent (20.0%) of the Available Distributable Cash shall be distributed to the Managing Member.

(c) *Final Distributions for Winding up the Fund*. Upon the winding up of the Fund, the Available Distributable Cash shall be distributed to the Preferred Members as follows:

   i)   First, to the Preferred Members (to be shared among them in proportion to their respective Unpaid Preferred Return) until any accrued but Unpaid Preferred Return is repaid in full;

   ii) Next, to the Preferred Members (to be shared among them in proportion to their respective Unpaid Capital Contribution) until its entire Unreturned Capital Contribution is repaid by the Fund (if the proceeds are sufficient to do so);

   iii) After return of the Preferred Members' Capital Contributions, to the Preferred Members who qualify for the Bonus Investment (if proceeds are sufficient to do so), until its entire non-cumulative, non-accruing, Bonus Return is paid;

   iv) Thereafter, in accordance with Section 3.3(b) hereof.

   v)   NOTE: Once the Fund pays a Preferred Member its Preferred Return, Unreturned Capital Contribution, and its Bonus Return, if any, then the Preferred Member shall cease to be a Member of the Company.

(d) The Managing Member shall have the right to establish such reasonable reserves as they may from time to time determine are necessary or appropriate in connection with the conduct of the Fund's business (including reserves for anticipated capital expenses and contingency reserves to handle unanticipated cost overruns). Amounts paid to the Managing Member under Article IV of this Agreement shall not be deemed to be distributions for purposes of this Section 3.3. All amounts withheld pursuant to the Code or any applicable provision of state, local or foreign tax law with respect to any distribution to a Member shall be treated as amounts distributed to such Member pursuant to this Section 3.3 for all purposes of this Agreement.

(e) Losses shall be allocated 100% to the Preferred Members up to the amount of their respective Capital Contributions and all prior fiscal year gains; thereafter, to the Members in accordance with the percentages set forth in Section 3.3(d) hereof.

3.4. *Partnership Representative.* The Managing Member is hereby designated as the "Partnership Representative" for purposes of Sections 6231 of the Code and the Regulations promulgated thereunder. The Partnership Representative is authorized and required to represent the Fund, at the Fund's expense, in connection with all examinations of the Fund's affairs by tax authorities, including resulting administrative and judicial proceedings and, in the reasonable discretion of the Partnership Representative, to expend Fund funds for professional services and costs associated therewith. The Partnership Representative shall promptly advise each Member of any audit proceedings proposed to be conducted with respect to the Fund. In the event the Managing Member ceases to be a Member of the Fund, a successor Partnership Representative shall be appointed by the Preferred Members.

3.5. *Taxation as a Partnership.* It is the intention of the Members that the Fund shall be taxed as a "partnership" for federal, state, local and foreign income tax purposes. The Members agree to take all reasonable actions, including the execution of documents, as may reasonably be requested by the Managing Member in order for the Fund to qualify for and receive "partnership" treatment for federal, state, local and foreign income tax purposes. No election shall be made by the Fund or any Member for the Fund to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.

3.6. *Fiscal Year.* The fiscal year of the Fund shall be the calendar year unless otherwise determined by the Managing Member in their sole discretion.

3.7. *Interest.* No interest shall be paid by the Fund on Capital Contributions or on balances in Members' Capital Accounts.

3.8. *No Withdrawal.* No Member shall be entitled to withdraw any part of its Capital Contribution or its Capital Account, or to receive any distributions from the Fund, except as provided in Section 3.3, Section 5.4, Section 6.4 and Article VII hereof.

3.9. *Loans from Members.* Loans by a Member to the Fund shall not be considered Capital Contributions. If any Member shall advance funds to the Fund in excess of the amounts required hereunder to be contributed by it to the capital of the Fund, the making of such excess advances shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such excess advances shall be a debt of the Fund to such Member and shall be payable or collectible only out of the Fund assets in accordance with the terms and conditions upon which such advances are made. Any such loan must be represented by a promissory note duly executed by the Managing Member and the loaning Member.

3.10. *Compensation and Reimbursement.*

(a) *Compensation.* The Managing Member and their respective Affiliates may receive compensation from the Fund, including, but not limited to, an Asset Management Fee, an Administration Fee, an Acquisition Fee, and a Disposition Fee for services rendered pursuant to agreements with the Fund, including agreements pursuant to which the Managing Member or their Affiliates may provide management services or conduct operations of the Fund, provided that any such agreements shall be on terms which are fair and reasonable to the Fund.

i) Initially, any compensation the Managing Member and their respective Affiliates my receive shall be paid in arrears, for the preceding quarter, each quarter in which the Fund is active, to the extent there is sufficient capital to make such payments, within 30 days of the close of each quarter and calculated as follows:

A. The Asset Management Fee shall be calculated as One Percent (1.0%) of the average of the value of the equity invested in the preceding Twelve (12) Months of Fund operation;

B. The Administration Fee shall be a fixed cost of Fifty Thousand Dollars ($50,000.00) per year;

C. The Acquisition Fee shall be up to Three Percent (3.0%) of the purchase price of each property invested in or acquired by the Fund; provided, however, that the Managing Member shall forego and waive any Acquisition Fee where the Managing Member has received an acquisition fee on the deal level from the property sponsor (no double- dipping); and

D. The Disposition Fee will be up to One Percent (1.0%) of the sale price of each property divested by the Fund; provided, however, that no disposition fee shall be paid by the Fund to the Managing Member where the Managing Member has received a disposition fee on the deal level from the property sponsor (no double-dipping).

(b) *Reimbursement for Organizational Expenses.* In addition to amounts paid under other Sections of this Agreement, the Managing Member and their respective Affiliates shall be reimbursed for all expenses, disbursements, and advances incurred or made, and all fees, deposits, and other sums paid in connection with the organization of the Fund, the qualification of the Fund to do business and all related matters.

(c) *Reimbursement for Operational Expenses.* In addition to amounts paid under other Sections of this Agreement, the Managing Member shall be reimbursed at any reasonable times and from time to time for all costs and expenses that the Managing Member and their respective Affiliates incur on behalf of, or in the management and operation of the business of, the Fund, including, but not limited to, that portion of the Managing Member's and their respective Affiliates' legal and accounting costs and expenses, telephone, investor relations, secretarial, travel, and entertainment expenses, brokerage and professional consultant costs, office rent and other office expenses, salaries and other compensation expenses of employees, agents, and representatives, due diligence, market research, and pre-acquisition research costs and other general, administrative, and additional expenses that are necessary or appropriate to the conduct of the Fund's business and allocable to the Fund. The Managing Member shall determine the expenses that are allocable to the Fund in a manner that is fair and reasonable. Such reimbursements shall be in addition to any reimbursement to the Managing Member or their Affiliates as a result of the indemnification provided under Section 4.7 of this Agreement.

3.11. ***Records and Accounting.*** The Managing Member shall keep or cause to be kept appropriate books and records with respect to the Fund's business which shall at all times be kept at the principal office of the Fund or such other office or offices as the Managing Member may designate for such purpose. The books of the Fund shall be maintained for financial reporting purposes on the accrual basis or on a cash basis, as the Managing Member shall determine in their sole discretion. The Managing Member, on its own initiative or upon request by a Member, may cause to be prepared and furnish financial statements of the Fund on an annual, or other regular interval basis to the Members. The Managing Member shall also be responsible for causing the preparation and distribution to all Members of all reasonably required tax reporting information.


ARTICLE IV

MANAGEMENT AND OPERATION OF THE BUSINESS


4.1. ***Management.*** The Managing Member shall conduct, direct and exercise full control over all activities of the Fund. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Fund shall be exclusively vested in managers appointed by the Managing Member by vote or written consent, and the Preferred Members shall have no right of control over the business and affairs of the Fund. In addition to the powers now or hereafter granted to a manager of a limited liability company under applicable law or that are granted to the Managing Member under any other provision of this Agreement, the Managing Member shall have full power and authority to do all things deemed necessary or desirable by them to conduct the business of the Fund, including, without limitation: (i) the determination of the activities and investments in which the Fund will participate; (ii) the making of any expenditures, the borrowing of money, the guaranteeing of indebtedness and other liabilities, the issuance of evidences of indebtedness, and the incurrence of any obligations they deem necessary or advisable for the conduct of the activities of the Fund, including the payment of compensation and reimbursement to the Managing Member and their respective Affiliates under Section 3.10 of this Agreement; (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Fund; (iv) the use of the assets of the Fund (including, without limitation, cash on hand) for any Fund purpose on any terms they consider appropriate, including, without limitation, the financing of operations of the Fund, the lending of funds to other Persons, and the repayment of obligations of the Fund; (v) the admission of additional or substitute Preferred Members; (vi) the negotiation, execution, and performance of any contracts that they consider desirable, useful, or necessary to the conduct of the business or operations of the Fund or the implementation of the Managing Member's powers under this Agreement; (vii) the distribution of Fund cash or other assets; (viii) the selection, hiring, and dismissal of employees (who may be designated as officers of the Fund), attorneys, accountants, appraisers, bankers, analysts, brokers, consultants, contractors, agents, and representatives and the determination of their compensation and other terms of employment or hiring (including the adoption of pension or welfare plans); (ix) the maintenance of such insurance for the benefit of the Fund as they deem necessary or desirable; (x) the repurchase of the Membership Interest of a Preferred Member; (xi) the formation of any further limited liability companies or entities, partnerships, joint ventures, or other relationships that they deem desirable and the contribution to such entities, partnerships or ventures of assets and properties of the Fund; (xii) the control of any matters affecting the rights and obligations of the Fund, including the conduct of any litigation, the incurring of legal expenses, and the settlement or confession of claims, suits or judgments; (xiii) the making of Loans (to Affiliates, Members, or third parties); (xiv) the approval of Borrower applications, and the engagement of the Fund in any and all general and incidental activities related thereto and necessary for the operation of such activities for profits or losses; and (xiv) the creation and issuance of various Classes of Membership Interest as deemed expedient by the Managing Member, provided such does not diminish or subordinate the rights of the Preferred Members hereunder without the consent from a majority of the Preferred Members whose interest are (or would be) affected.

4.2.   *Reliance by Third Parties.* Notwithstanding any other provision of this Agreement to the contrary, no lender or purchaser or other Person, including any purchaser of property from the Fund or any other Person dealing with the Fund, shall be required to verify any representation by a manager as to its authority to encumber, sell, or otherwise use any assets or properties of the Fund, and any such lender, purchaser or other Person shall be entitled to rely exclusively on such representations, and shall be entitled to deal with, a manager as if it were the sole party in interest therein, both legally and beneficially. Each Preferred Member hereby waives any and all defenses or other remedies that may be available against any such lender, purchaser or other Person to contest, negate, or disaffirm any action of the Managing Member in connection with any such financing, sale or other transaction. In no event shall any Person dealing with the Managing Member or the Managing Member's representative with respect to any business or property of the Fund be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or the Managing Member's representative; and every contract, agreement, deed, mortgage, security agreement, promissory note, or other instrument or document executed by the Managing Member or the Managing Member's representative with respect to any business or property of the Fund shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery thereof this Agreement was in full force and effect, (ii) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Fund and (iii) the Managing Member or the Managing Member' s representative was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Fund.

4.3.   *Outside Activities; Conflicts of Interest.* The Managing Member and its managers or any Affiliate thereof and any director, officer, manager, member, employee, agent or representative of the Managing Member or its managers or any Affiliate thereof shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Fund, including business interests and activities in direct competition with the Fund. Neither the Fund nor any of the Members shall have any rights by virtue of this Agreement or the partnership relationship created hereby in any business ventures of the Managing Member or its managers, any Affiliate thereof, or any director, officer, manager, member, employee, agent or representative of the Managing Member or managers or any Affiliate thereof. A manager shall devote only such part of its time to the affairs of the Fund as is reasonably necessary for the conduct of the Fund's business; provided, however, that it is expressly understood and agreed that (i) the Managing Member intend to and shall have the right to delegate management authority for the Fund pursuant to management, operating or other agreements and (ii) its managers shall not be required to devote their entire time or attention to the business of the Fund.

4.4.   *Resolution of Conflicts of Interest.* Unless otherwise expressly provided in this Agreement (i) whenever a conflict of interest exists or arises between the Managing Member, its managers or any of its Affiliates, on the one hand, and the Fund or any Preferred Member, on the other hand, or (ii) whenever this Agreement provides that the Managing Member or its managers shall act in a manner that is, or provide terms that are, fair and reasonable to the Fund or any Preferred Member, the Managing Member or managers shall resolve such conflict of interest, take such action, or provide such terms considering, in each case, the relative interests of each party to such conflict, agreement, transaction, or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, any applicable generally accepted accounting practices or principles and such other factors as the Managing Member deem appropriate in their discretion, and, in, the absence of bad faith by the Managing Member or its managers, the resolution, action, or terms so made, taken, or provided by the Managing Member shall not constitute a breach of this Agreement or a breach of any standard of care or duty imposed herein or under Wyoming law or any other applicable law, rule, or regulation. Without limitation of the foregoing, whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fairness and reasonableness of such transaction, arrangement or resolution shall be considered on the whole in the context of all similar or related transactions, and in the context of all transactions, relationships and arrangements between or among the relevant Persons or their respective Affiliates.

4.5. *Reliance by managers.*

(a) The Managing Member may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties.

(b) The Managing Member may consult with legal counsel, accountants, appraisers, management consultants, engineers, geologists, brokers, investment bankers, and other consultants and advisers selected by them, and any opinion of any such Person as to matters which the Managing Member believe to be within such Person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Managing Member hereunder in good faith and in accordance with such opinion.

4.6. *Loans from the Managing Member or managers; Contracts with Affiliates.*

(a) The Managing Member, managers or any Affiliate of the Managing Member may lend to the Fund funds needed or desired by the Fund for such periods of time as the Managing Member may determine; provided, that no manager, Managing Member or Affiliate may charge the Fund interest, points or fees at rates greater than the rates that would be charged the Fund by unrelated lenders on comparable loans. The Fund shall reimburse any manager or Managing Member making a loan to the Fund, or any Affiliate, for any costs (other than interest) incurred by it in connection with the borrowing of funds obtained by the Managing Member, manager or such Affiliate and loaned to the Fund.

(b) The Managing Member or its managers may themselves or may enter into any arrangement with any of its Affiliates to, render services for the Fund. Any services rendered to or on behalf of the Fund by the Managing Member or managers or any such Affiliate shall be on terms that are fair and reasonable to the Fund.

(c) Neither the Managing Member, its managers nor any Affiliate thereof shall sell, transfer or convey any property to, or purchase any property from, the Fund, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Fund.

4.7. *Indemnification.*

(a) To the fullest extent permitted by law, each indemnitee shall be indemnified and held harmless by the Fund and/or its Members from and against any and all losses, damages, liabilities, expenses (including legal fees and disbursements), judgments, fines, settlements and all other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise by reason of its status as (i) a manager, Managing Member or an Affiliate thereof, (ii) an officer, director, manager, member, employee, agent, trustee, partner or shareholder of a Managing Member or an Affiliate thereof or (iii) a person serving at the request of the Fund in another entity in a similar capacity, if the Indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Fund and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct to be unlawful; provided that no Indemnitee shall be entitled to indemnification if it shall be finally judicially determined that such Indemnitee's act or omission constituted willful misconduct or gross negligence. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 4.7 shall be made only out of the assets of the Fund.

(b) Expenses (including legal fees and disbursements) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Fund prior to the final disposition of such claim, demand, action, suit or proceeding, upon receipt by the Fund of an undertaking by or on behalf of the indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 4.7.

(c) The indemnification provided by this Section 4.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the Members, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in the indemnified capacity and shall inure to the benefit of the heirs, successors, assigns and legal representatives of an Indemnitee.

(d) The Fund may purchase and maintain insurance, on behalf of the Managing Member and such other Persons as the Managing Member shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Fund's activities, regardless of whether the Fund would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) An indemnitee shall not be denied indemnification in whole or in part under this Section 4.7 because the indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(f) The provisions of this Section 4.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and legal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

4.8. *Liability of Indemnitees.*

(a) No indemnitee shall be liable to the Fund or any other Member for losses sustained or liabilities incurred as a result of any act or omission if such indemnitee acted in good faith and in a manner reasonably believed by the indemnitee to be in, or not opposed to, the best interests of the Fund, or for errors of judgment, neglect or omission; provided, however, that an indemnitee shall be liable for its willful misconduct or gross negligence.

(b) The Managing Member may exercise any of the powers granted to them by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents or representatives, and the Managing Member shall not be responsible for any misconduct or negligence on the part of any agent or representative appointed by the Managing Member in good faith.

ARTICLE V

RIGHTS AND OBLIGATIONS OF PREFERRED MEMBERS

5.l. *Liability of Members.* No Member shall have any personal liability for the debts and obligations of the Fund and shall be accorded limited liability to the maximum extent allowed by law to members under Wyoming law.

5.2. *No Participation in Management.* No Preferred Member, in its capacity as such, shall take part in the operation, management or control of the Fund's business, transact any business for or on behalf of the Fund or have any power to execute documents for or otherwise act for or bind the Fund.

5.3. *Outside Activities.* Any Preferred Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Fund, including business interests and activities in direct competition with the Fund. Neither the Fund nor any of the other Members shall have any rights by virtue of this Agreement in or with respect to any business ventures of any Preferred Member.

5.4. *Withdrawal of Capital & Lock-Up Period.* Except to the extent of distributions made pursuant to this Agreement or upon dissolution as provided herein, no Preferred Member shall be entitled to the withdrawal or return of their Capital Contribution only upon the written consent of the Managing Member. There shall be an initial Lock-Up Period of three (3) years from the date on which a Preferred Member's Capital Contribution is *invested* by the Fund (for purposes of clarity, the three (3) year period is NOT calculated from the time the Capital Contribution is received by the Fund from the Preferred Member).

5.5. ***Inspection Rights.***

(a) Each Preferred Member shall have the right, for a purpose reasonably related to such Preferred Member' s interest, subject to such reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense, including concerns involving privacy) as may be adopted by the Managing Member, to obtain from the Managing Member from time to time upon reasonable demand, which successive demands must be at least six (6) months apart:

(i) true and full information regarding the status of the business and financial condition of the Fund;

(ii) properly after becoming available, a copy of the Fund's federal, state and local income tax returns for each year;

(iii) a copy of this Agreement and the Certificate and any amendments thereto;

(iv) true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member or which each Member has agreed to contribute in the future, and the date on which each became a Member; and

(v) such other information regarding the affairs of the Fund as is just and reasonable.

(b) Notwithstanding the provisions of Section 5.5(a), the Managing Member may withhold or keep confidential from the Preferred Members for such period of time as the Managing Member deems reasonable any information that the Managing Member reasonably believes to be personal and confidential information in the interest of preserving the privacy rights of its Members or of the nature of trade secrets or other information the disclosure of which the Managing Member in good faith believe is not in the best interests of the Fund or which the Fund is required by law or by agreements with third parties to keep confidential.

5.6. ***Consent Rights of Preferred Members.***

(a) The Preferred Members shall have the right to Consent with respect to the following matters, which matters shall not be engaged in or taken by the Fund or the Managing Member unless the requisite Consent of the Preferred Members is obtained: any action taken by the Manager which would have a material adverse effect on the Preferred Member's ownership interest in the Fund, or a Subsequent Capital Contribution called by the Managing Member.

(b) Except as referenced in Section 5.6(a) or as otherwise provided in this Agreement or Wyoming law, the Preferred Members shall not have any right to vote or otherwise grant or withhold Consent with respect to Fund matters.

5.7. ***Effect of Bankruptcy, Death, or Incompetency of a Preferred Member.*** The bankruptcy, death, dissolution, termination or adjudication of incompetency of a Preferred Member shall not cause the dissolution or termination of the Fund and the business of the Fund shall continue. Upon any such occurrence, the legal representative of such Preferred Member shall have the rights of such Preferred Member for the purpose of settling its estate or property, and such power as the Preferred Member possessed to transfer its Membership Interest. The transfer by any such legal representative of any Membership Interest shall be subject to all of the restrictions hereunder to which such transfer would have been subject if made by the bankrupt, deceased, dissolved, terminated or incompetent Preferred Member.

ARTICLE VI

TRANSFERS OF INTERESTS; WITHDRAWALS; REDEMPTION

6.1. ***Transfer.***

(a) The term "transfer", when used in this Article VI or elsewhere in this Agreement with respect to a Membership Interest, shall mean the sale, assignment, transfer, pledge, encumbrance, hypothecation, exchange, gift or other

disposition of all or any portion of a Membership Interest, or any interest therein (including a transfer occurring by operation of law).

(b) No Membership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article VI. Any transfer or purported transfer of a Membership Interest not made in accordance with this Article VI shall be null and void. FOR THE AVOIDANCE OF DOUBT, THERE SHALL INITIALLY BE A "LOCK UP PERIOD" APPLICABLE TO EACH PREFERRED MEMBER WHICH SHALL BE DEEMED TO BE THREE (3) YEARS FROM THE DATE ON WHICH EACH PREFERRED MEMBER'S CAPITAL CONTRIBUTION IS INVESTED BY THE FUND IN THE FUND'S UNDERLYING INVESTMENT(S).

6.2. *Transfers by Managing Member.* Upon satisfaction of the other conditions set forth in this Section 6.2, the Managing Member may transfer all or any part of their Membership Interest held by it as Managing Member. Any proposed transferee of all or any part of the interest of a Managing Member shall, as a condition to such transfer, agree to become an additional or successor Managing Member of the Fund. In connection with such transfer, such additional or successor Managing Member shall execute a counterpart of this Agreement, evidencing its agreement to serve as Managing Member and to be bound by all of the terms and conditions hereof. Such transferee shall be deemed to be admitted as an additional or successor Managing Member immediately prior to the effective time of the subject transfer, and, together with all remaining Members, shall continue the business of the Fund without dissolution. The Managing Member shall cause the Certificate to be amended to reflect the admission of the new Managing Member and, as may be applicable, the withdrawal of the prior Managing Member by reason of a transfer of its entire Membership Interest as Managing Member.

6.3. *Withdrawal or Removal of Managing Member.*

(a) The Managing Member covenant and agree that they will not voluntarily withdraw as Managing Member of the Fund for the term of the Fund, subject to its right to transfer its Membership Interest as Managing Member pursuant to Section 6.2. The Managing Member may be removed, and a successor Managing Member elected, if and only if (i) a court of competent jurisdiction finds the Managing Member to be guilty of a criminal act or to have committed a willfully fraudulent act; and (ii) a Unanimous Vote is obtained for such removal. In order to be valid, any such action for removal of the Managing Member must be taken within 180 days of entry of final judgment and must also provide for the election of a successor Managing Member. Such removal shall be deemed effective immediately subsequent to the admission of the successor Managing Member. Such successor Managing Member, together with all then remaining Members, shall continue the Fund without dissolution. Further, such successor Managing Member shall execute a counterpart of this Agreement, evidencing its agreement to serve as Managing Member and to be bound by all of the terms and conditions hereof, and the Managing Member shall cause the Certificate to be amended to reflect the admission of the successor Managing Member and the removal of the prior Managing Member. The successor Managing Member shall also make the payment to the removed Managing Member required under Section 6.3(c).

(b) The removed Managing Member shall, in respect of its former Membership Interest as Managing Member which shall be succeeded to by the successor Managing Member, promptly receive from its successor in exchange for its Membership Interest as Managing Member an amount in cash equal to the fair market value of the removed Managing Member's Membership Interest, determined as of the effective date of removal. The removed Managing Member shall, as of the effective date of its removal, cease to share in any allocations or distributions with respect to its Membership Interest. For purposes of this Section 6.3(c), the fair market value of the removed Managing Member's Membership Interest shall be determined by agreement between the removed Managing Member and its successor or, failing agreement within thirty (30) days after the effective date of removal, by an independent appraiser or other independent expert selected by the removed Managing Member and its successor. If such parties cannot agree upon one independent appraiser or other independent expert within forty-five (45) days after the effective date of removal, then both the removed Managing Member and its successor shall have independent appraisals conducted at their own expense. Such appraisals shall then be averaged together to determine the amount to be paid by the successor Managing Member. In making their determination, such appraiser(s) or other independent expert(s) shall consider the value of the Fund's assets and such other factors as they may deem relevant. The expense of engaging the independent appraiser(s) or other independent expert(s) that determines fair market value shall be borne one-half by the Fund and one-half by the removed Managing Member.

6.4. ***Event of Withdrawal of the Managing Member.***

(a) Upon the occurrence of an Event of Withdrawal of the Managing Member, but excluding a withdrawal of the Managing Member in connection with a permitted transfer under Section 6.2, such Person shall cease to be the Managing Member and the Fund Interest held by it as Managing Member shall be deemed redeemed by the Fund simultaneously with the occurrence of the withdrawal. The withdrawing Managing Member shall be entitled to receive the fair value of its redeemed Membership Interest, determined in the same manner as referenced in Section 6.3(c); provided that references in Section 6.3(c) to the removed Managing Member shall be deemed references to the withdrawn Managing Member and references to the successor Managing Member shall be deemed references to the Fund; and provided, further, that if the withdrawal was in violation of this Agreement, the redemption price of the withdrawn Managing Member's Membership Interest will equal Eighty Percent (80%) of the fair market value thereof.

(b) If at the time of the withdrawal of the Managing Member as referenced in Section 6.4(a) the withdrawn Managing Member was not the sole Managing Member, then the remaining Managing Member(s) shall continue the business of the Fund without dissolution. If, on the other hand, the withdrawn Managing Member was the sole remaining Managing Member, then the Fund shall dissolve unless the Preferred Members elect to continue the business of the Fund with a successor Managing Member as provided in Section 7.l(b).

6.5. ***Transfers by Preferred Members.***

(a) No Preferred Member shall transfer all or any part of its Membership Interest without the prior written consent of the Managing Member. The Managing Member will not consent to any such transfer if the effect of the same, when taken together with other transfers of Membership Interests during the preceding twelve (12) months, would be to cause the Fund to terminate within the meaning of Section 708 of the Code, or if in the opinion of the Managing Member, such transfer would require registration of Membership Interests under federal or state securities laws or would result in a violation of federal or state securities Jaws (including investment suitability standards).

(b) No transferee of all or any part of the Membership Interest of a Preferred Member shall be admitted to the Fund as a substitute Preferred Member unless: (i) a manager has consented to such substitution, the granting or denial thereof to be within the sole discretion of the Managing Member; (ii) the transferee has executed a counterpart of this Agreement and such other instruments as the Managing Member deem necessary or appropriate to confirm the undertaking of such transferee to be bound by all of the terms and provisions of this Agreement; (iii) all expenses, including attorneys' fees, incurred by the Managing Member or the Fund in connection with the subject transfer shall have been paid or reimbursed by the transferor or transferee; (iv) the Fund shall have been provided with a copy of the written instrument of transfer; and (v) the Managing Member shall have caused the transferee's admission as a substitute Preferred Member to be reflected in the records of the Fund. A transferee that is not admitted as a substitute Preferred Member shall have only the economic rights of an assignee as provided in Wyoming Law, and such transferee shall not otherwise possess or have the right to exercise any of the rights of a Preferred Member hereunder or under Wyoming law.

6.6. ***Withdrawal of a Preferred Member.***

(a) No Preferred Member shall have the right to withdraw from the Fund prior to the dissolution and winding up of the Fund, except in connection with a permitted withdrawal as per Article 5.4 or Article 6.7 of this Agreement.

(b) The Managing Member shall be entitled to a withdrawal fee in an amount to be determined by the Managing Member, which fee shall range from Five Percent (5.0%) to Twenty Percent (20.0%) calculated on the capital to be withdrawn by the Preferred Member, as determined by the Managing Member in its sole discretion. This fee shall be deducted from the remittance to the Preferred Member by the Managing Member if the Preferred Member attempts to or actually transfers its Membership Interest within the Lock Up Period without the express consent of the Managing Member.

(c) Any Preferred Member desiring to withdraw its funds from the Fund shall provide at least six (6) months' Notice to the Managing Member for such request to be considered. The Managing Member shall have sixty (60) days from the date of receipt of such withdrawal request by the Preferred member within which to approve or reject the withdrawal request. If approved, the Managing Member, to the extent the Fund has the liquidity to cash out the Preferred Member's capital, shall have between six (6) and twelve (12) months from the date of approval within which to remit

the funds to the Preferred Member which remittance date shall be determined by the Managing Member in its sole discretion. If such cash or equivalents of the Fund are insufficient to honor the withdrawal of the Preferred Member, then the Managing Member shall inform the Preferred Member of such illiquidity and decline to acquiesce the withdrawal request by the Preferred Member.

6.7 **Redemption.** Notwithstanding any other provision of this Agreement to the Contrary, the Fund may elect, for any or no reason, to redeem the Units of a Preferred Member by paying the Preferred Member the purchase price paid for the Units plus any distributions credited toward such Units; provided, however, that no Preferred Member shall have the right to redemption except as provided for herein.


ARTICLE VII

DISSOLUTION AND LIQUIDATION


7.1. *Dissolution.*

(a) Subject to Section 7. l(b), the Fund shall be dissolved and its affairs wound up and terminated upon the first to occur of the following events:

    (i) the expiration of the term of the Fund as provided in Section 1.4;

    (ii) the sale or other disposition in a single transaction or series of related transactions of all or substantially all of the assets of the Fund;

    (iii) all loans and debentures provided by the Fund have been repaid and the Managing Member determines that it shall cease to carry on business on behalf of the Fund;

    (iv) a resolution by the Managing Member to dissolve the Fund; or

    (v) the impossibility of the Fund to transact business for any reason.

(b) Notwithstanding the provisions of 7.l(a)(iv), the Fund shall not be dissolved upon the occurrence of an event described in such subsection if, within ninety (90) days after such event, a Majority in Interest of the Preferred Members (or such larger group or percentage of Preferred Members as required by law) agree in writing to continue the business of the Fund and to the appointment, effective as of the date of withdrawal of the withdrawn Managing Member, of successor Managing Member. In the event the business of the Fund is continued without dissolution upon the occurrence of an Event of Withdrawal of Managing Member as described in this Section 7.1(b), then the Fund Interest of the withdrawn Managing Member shall be deemed redeemed and it shall be entitled to receive the redemption price thereof determined under Section 6.4(a) hereof.

7.2. *Liquidation.* Upon dissolution of the Fund, the Managing Member, or if there is no remaining Managing Member, then such Person as is appointed by the Consent of a Majority in Interest of Preferred Members (the remaining Managing Member or Members or such other Person conducting the liquidation of Membership assets being referred to as the "Liquidator") shall liquidate the Fund's assets within such reasonable period and upon such terms, price and conditions as are determined by the Liquidator, provided the allocations set forth in Section 3.3 are observed. The terms of this Agreement shall continue to govern the rights and obligations of the Members and the conduct of the Fund business during the period of winding up the Fund affairs. The Liquidator shall have and may exercise, without further authorization or consent of Members, all of the powers conferred upon the Managing Member under the terms of this Agreement (including, without limitation, the powers of attorney granted under Section 1.7) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Fund. The Liquidator shall liquidate the assets of the Fund, and apply and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(a) to creditors, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Fund (whether by payment or by the establishment of reserves of cash or other assets of the Fund for contingent liabilities in amounts, if any, determined by the Liquidator to be appropriate for such purposes), other than liabilities for distributions to Members and former Members under applicable provisions of Wyoming law;

(b) to Preferred Members in preference to the Managing Members in satisfaction of liabilities for distributions under applicable provisions of this Agreement; and

(c) to the Managing Members in accordance with the positive balances of their respective Capital Accounts (determined after allocating all income, gain, deduction, loss and other like items arising in connection with the liquidation of Fund assets and otherwise making all Capital Account adjustments required by Sections 3.2(a) or 3.2(b)).

7.3. *Distribution in Kind.* Notwithstanding the provisions of Section 7.2 which require the liquidation of the assets of the Fund, if on dissolution of the Fund the Liquidator determines that a prompt sale of part or all of the Fund's assets would be impractical or would cause undue loss to the value of Fund assets, the Liquidator may defer for a reasonable time the liquidation of any assets, except those necessary to timely satisfy liabilities of the Fund (other than those to Members), and/or may distribute to the Members, in lieu of cash, as tenants in common undivided interests in such Fund assets as the Liquidator deems not suitable for liquidation. Any such in-kind distributions shall be made in accordance with the priorities referenced in Section 7.2 as if cash equal to the fair market value of the distributed assets were being distributed. Any such distributions in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any joint operating agreements or other agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable methods of valuation as it may adopt.

7.4. *Dissolution.* Upon the completion of the distribution of Fund assets as provided in Sections 7.2 and 7.3, the Fund shall be terminated, and the Liquidator shall cause the filing of Certificate of Dissolution with the Secretary and other authorities as appropriate and shall take such other actions as may be necessary to terminate the Fund.

7.5. *Return of Capital.* No manager, Managing Member nor its Affiliates, officers, directors, managers, members, shareholders, partners nor their respective Affiliates shall be personally liable for the return of the Capital Contributions of the Preferred Members, or any portion thereof, it being expressly understood that any such return shall be made solely from Fund operations.

7.6. *Waiver of Partition.* Each Member hereby waives any rights to partition of the Fund property.

ARTICLE VIII

AMENDMENT OF AGREEMENT; MEETINGS; RECORD DATES; CONSENTS

8.1. *Amendments to be Adopted Solely by Managers.* The Managing Member or its managers, without need for the Consent of any Member, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file, and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Fund, the registered office or registered agent of the Fund, or the location of the principal place of business of the Fund;

(b) the admission, substitution or withdrawal of Members in accordance with this Agreement;

(c) a change that the Managing Member has determined is necessary or appropriate (i) to qualify or register, or continue the qualification or registration of, the Fund as a limited liability company (or a partnership in which the Members have limited liability) under the laws of any jurisdiction or (ii) to ensure that the Fund will not be treated as an association taxable as a corporation for federal, state, local or foreign income tax purposes; or

(d) a change that (i) the Managing Member has determined to be desirable and in the interests of the Fund and the Members as a whole and that does not adversely affect the Members in any material respect, or (ii) is necessary or desirable in the opinion of the Members to satisfy any requirements, conclusions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute.

8.2. *Amendment Procedures.* Except as provided in Sections 8.1 and 8.3 of this Agreement, all amendments to this

Agreement shall be adopted in accordance with the following requirements: (i) amendments to this Agreement may be proposed only by the Managing Member; (ii) if an amendment is proposed, the Managing Member shall seek the Consent of the requisite Percentage Interests of the Managing Member and the Preferred Members, if required; (iii) a proposed amendment shall be effective upon its approval by the Managing Member and a Majority in Interest of the Preferred Members, if required, unless a greater percentage is required by this Agreement; and (iv) the Managing Member shall notify all Members upon final adoption of any such proposed amendment.

8.3. ***Special Amendment Requirements.*** Notwithstanding the provisions of Sections 8.1 and 8.2 of this Agreement, no provision of this Agreement that establishes a percentage of the Members required to take any action shall be amended in any respect that would have the effect of reducing such Consent requirement, unless such amendment is approved by Consent of Members whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced. This Section 8.3 shall only be amended with the approval of the Managing Member and a Unanimous Vote of the Managing Member and Preferred Members.

8.4. ***Meetings.*** The Managing Member may call a meeting of the Members at any time to consider any matter on which the Members are entitled to Consent pursuant to the terms of this Agreement or Wyoming law. Preferred Members owning Fifty- One Percent (51%) or more of the Percentage Interests held by all Preferred Members may also call a meeting by delivering to the Managing Member a request in writing stating that the signing Preferred Members desire to have a meeting of Preferred Members called with respect to a matter upon which Preferred Members have the right to Consent and indicating the specific purposes for which the meeting is to be called. Preferred Members requesting a meeting shall specify the Preferred Members and their respective Percentage Interests on whose behalf the Preferred Members are exercising the right to call a meeting and only those specified Preferred Members and Percentage Interests shall be counted for the purpose of determining whether the required percentage of Preferred Members set forth in the proceeding sentence has been met. A meeting, whether called by the Managing Member at their volition or upon the request of Preferred Members, shall be held at a time and place determined by the Managing Member on a date not more than sixty (60) days after the mailing of notice of the meeting. Notice of a meeting which is requested by Preferred Members shall be mailed within thirty (30) days after receipt by the Managing Member of such request (or such longer period as reasonably may be required for the Managing Member to comply with the requirements of any applicable securities laws).

8.5. ***Voting Procedures.***

(a) For purposes of determining the Members entitled to notice of or to vote at a meeting of the Members or to give Consents without a meeting as provided in Section 8.7, the Managing Member may set a Record Date which, in the case of a meeting, shall not be less than ten (10) days nor more than sixty (60) days before the date of the meeting.

(b) Any Member shall be entitled to vote at a meeting in person or by proxy. The Managing Member may establish policies regarding the period of time for which a proxy may be valid, the manner of executing or otherwise granting proxies, the manner for delivery of proxies and like matters. Except as otherwise determined pursuant to policies adopted by the Managing Member, the law of the State of Wyoming pertaining to the validity and use of corporate proxies shall govern the validity and use of proxies given by Members.

(c) Any Member may waive the requirement of the regular call and notice of meetings, or any other Consent requirement, whether before or after the meeting is held or the Consent given.

(d) The Managing Member shall have full power and authority concerning the manner of conducting any meeting of the Members or solicitations of Consents in writing, including, without limitation, the determination of persons entitled to vote, the existence of a quorum, the conduct of voting or the manner of solicitation of Consents, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or the written Consent solicitation process. The Managing Member may designate a person to serve as chairman of any meeting and a person to take the minutes of any meeting, in either case, including, without limitation, a partner, director or officer of a Member. The Managing Member may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Members or solicitations of Consents in writing, including regulations regarding the appointment and duties of inspectors of votes and Consents, the submission and examination of proxies and other evidence of the right to vote, and the giving or revocation of Consents in writing.

8.6. ***Quorum; Adjournments.*** A Majority in Interest of the Members represented in person or by proxy shall constitute a quorum at a meeting of Members; provided that any action requiring approval of a specified vote of Members hereunder shall require at least such specified affirmative vote. In the absence of a quorum, any meeting of Members may be adjourned from time to time by the affirmative Consent of Members who are holders of a majority of the Percentage Interests represented either in person or by proxy. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than forty-five (45) days. At the adjourned meeting, the Fund may transact any business which might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article VIII.

8.7. ***Action Without a Meeting.*** Any action that may be taken at a meeting of the Members may be taken without a meeting if Consents in writing setting forth the action so taken are signed by Members who are record holders of not less than the minimum Percentage Interests that would be necessary to authorize or take such action at a meeting at which all the Members were present and voted. Prompt notice of the taking of action without a meeting shall be given to all Members who have not consented in writing. Whether Consents are solicited by or on behalf of the Members or by any other Person, the Managing Member may specify that any written ballot submitted to Members for the purpose of taking any action without a meeting shall be returned to the Fund within the time, not less than twenty (20) days, specified by the Managing Member. Furthermore, the Managing Member in any such circumstance may identify a Record Date for determining Members entitled to consent in writing. If Consent to the taking of any action by the Members is solicited by any Person other than by or on behalf of the Managing Member, the written Consents shall have no force and effect unless and until (i) they are deposited with the Fund in care of the Managing Member and (ii) such person shall have coordinated such solicitation with the Managing Member so that the Managing Member shall have had the opportunity to make determinations of policies, regulations, procedures, Record Dates and the like with respect to such solicitation and such matters shall have been complied with (it being understood that such actions by the Managing Member shall be taken in a timely manner and shall be exercised in the interest of the Fund and the Members for the purpose of achieving the orderly and balanced conduct of a Consent solicitation process).

ARTICLE IX

GENERAL PROVISIONS

9.1. ***Addressees and Notices.*** Any notice, demand, request or report required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be delivered in person, by first class mail, by nationally recognized overnight courier or by registered or certified mail, return receipt requested, to the Member at his address as shown on the records of the Fund (regardless of any claim of any Person who may have an interest in any Membership Interest by reason of an assignment or otherwise).

9.2. ***Titles and Captions.*** All article and section titles and captions in this Agreement are for convenience only, shall not be deemed part of this Agreement, and in no way shall define, limit, extend, or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

9.3. ***Pronouns and Plurals.*** Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa.

9.4. ***Binding Effect.*** This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

9.5. ***Integration.*** This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

9.6. ***Waiver.*** No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or of any covenant, agreement, term or condition. Any Member by an instrument in writing may, but shall be under no obligation to, waive any of its rights or any conditions to its obligations hereunder, or any duty, obligation or covenant of any other Member, but no waiver shall be effective unless in writing and signed by the Member making such waiver. No waiver shall affect or alter the remainder of the terms of this Agreement but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach.

9.7. ***Counterparts.*** This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

9.8. ***WYOMING LAW APPLICABLE.*** ALL MATTERS IN CONNECTION WITH THE POWER, AUTHORITY AND RIGHTS OF THE PARTNERS AND ALL MATTERS PERTAINING TO THE OPERATION, CONSTRUCTION, INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT SHALL BE GOVERNED AND DETERMINED BY THE INTERNAL LAWS OF THE STATE OF WYOMING, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS.

9.9. ***WYOMING JURISDICTION.*** EACH MEMBER (A) HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURT IN THE LARAMIE COUNTY, OR THE UNITED STATES DISTRICT COURT FOR THE STATE OF WYOMING, FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT WHICH IS BROUGHT BY OR AGAINST THE FUND OR ANY MEMBER, (B) HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND (C) TO THE EXTENT THAT IT HAS ACQUIRED, OR HEREAFTER MAY ACQ UIRE, ANY IMMUNITY FROM THE JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS THEREIN, HEREBY WAIVES SUCH IMMUNITY TO THE FULLEST EXTENT PERMITTED BY LAW. EACH MEMBER HEREBY WAIVES, AND HEREBY AGREES NOT TO ASSERT, IN ANY SUCH SUIT, ACTION OR PROCEEDING, IN EACH CASE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, (ii) IT IS IMMUNE FROM ANY LEGAL PROCESS, (iii) ANY SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, (iv) VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER OR (v) THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURT. EACH MEMBER AGREES THAT PROCESS AGAINST IT IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING FILED IN ANY SUCH REFERENCED COURT ARISING OUT OF OR RELATING TO THIS AGREEMENT MAY BE SERVED ON IT, BY MAILING THE SAME TO SUCH MEMBER BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH MEMBER AT ITS ADDRESS FOR NOTICES UNDER THIS AGREEMENT, WITH THE SAME EFFECT IN EITHER CASE AS THOUGH SERVED UPON SUCH PERSON PERSONALLY.

9.10. ***Invalidity of Provisions.*** If any provision of this Agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, then the parties shall be relieved of all obligations arising under such provision, but only to the extent that it is illegal, unenforceable or void, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent or, if that is not possible, by substituting therefor another provision that is legal and enforceable and achieves the same objectives.

9.11. ***Incorporation by Reference.*** This Agreement has been executed by the Preferred Members set forth on Schedule A by the signing of the Subscription Agreement as set forth in the Memorandum. It is agreed that the executed copy of such Subscription Agreement may be attached to an identical copy of this Agreement together with the Subscription Agreements which may be executed by other Preferred Members.

9.12. ***Ratification.*** The Preferred Member whose signature appears upon a true and correct copy of the Subscription Agreement as set forth in the Memorandum is hereby deemed to have specifically adopted, approved, and agreed to be legally bound by every provision in this Agreement.

9.13. ***Incorporation by Reference.*** Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein, including the Memorandum, is hereby incorporated into this Agreement by reference.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date set forth below, to be effective as of the Effective Date set forth above.

FUND:

Sterling Rhino Capital Equity
Multiple CF Fund I LLC, a
Wyoming limited liability
company

      By: SRC Fund I MM LLC, a
      Wyoming limited liability company
      Its: Managing Member

By: *Chris Roberts*   Effective Date: July 6 , 2022
    Christopher Roberts or Paul Wilcox
    Its Manager

MANAGING MEMBER:

SRC Fund I MM LLC,
a Wyoming limited liability company

By: *Chris Roberts*   Effective Date: July 6, 2022
    Christopher Roberts or Paul Wilcox
    Its Manager

PREFERRED MEMBERS:

All Preferred Members now and hereafter admitted as Preferred Members of the Fund pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Fund's Managing Member and/or its managers.

By: *Chris Roberts*
    Christopher Roberts or Paul Wilcox for SRC
    Fund I MM LLC, as Manager of Sterling Rhino
    Capital Equity Multiple CF Fund I LLC